Exhibit 99.1

21 May 2015

National Grid plc

Results for the year ended 31 March 2015

Steve Holliday, Chief Executive, said: “National Grid delivered another successful year. Overall, our businesses achieved a strong operating performance and we developed new strategic growth opportunities in transmission and interconnection. We invested around £3.5bn in essential infrastructure during another year of strong network reliability, safety and resilience. Effective regulation continues to drive efficient investment. In the UK, for example, savings generated in the first two years of the RIIO price controls will reduce future customer bills by around £200m.”

Good operational and strategic progress led by efficiencies and investment

UK regulated: Ongoing benefit from 2013 restructuring, improved efficiency and incentive performance

●	RIIO incentive performance contributed 270bp (2013/14: 180bp) to UK Return on Equity with pre-determined additional allowances contributing a further 90bp (2013/14: 80bp)
●	Capital investment of £1.8bn with regulated asset value up 2% to £25.4bn.

US regulated: Profits maintained, supported by additional revenues from existing rate plans

●	Return on Equity 8.4% (2013: 9.0%) reflecting increased rate base and additional winter costs
●	Record capital investment of $2.4bn; $0.9bn total (7% underlying) growth in rate base to $17.2bn
●	Completed financial systems upgrade and now preparing for important rate filings in 2015/16

New business activities: Good strategic progress with new investments approved

●	€1.4bn planned investments approved for Norway and Belgium interconnector projects
●	London property joint venture agreed; first site transfer expected during 2015/16
●	Continued progress developing multiple US transmission investment opportunities

Strong overall financial performance maintaining robust financial position

●	Group Return on Equity 11.8% (2013/14: 11.4%); Value Added[1] of £1.7bn or 44.7p per share
●	Adj. operating profit, excl. timing, up 5% to £3,927m (2013/14: £3,731m) at constant currency
●	Adj. EPS, excl. timing, up 10% to 59.6p (2013/14: 54.4p)
●	Strong balance sheet and cash flows; sustained financial metrics consistent with A- credit rating
●	Recommended final dividend of 28.16p/share (2013/14: 27.54p); full year dividend up 2.0% to 42.87p (2013/14: 42.03p), in line with inflation and policy

Financial results for continuing operations

	Adjusted results[1]			Statutory results
Year ended 31 March	2015	2014[1]	% change	2015	2014[1]	% change
Operating profit (£m)	3,863	3,664	5	3,780	3,735	1
Profit before tax (£m)	2,876	2,584	11	2,628	2,748	(4)
Earnings per share (p)	58.1	53.5	9	53.6	65.7	(18)

Commenting on the outlook for 2015/16, Steve Holliday added: “We finished the year in a solid position, with a strong cash flow performance, good growth in our asset base and healthy gearing. We are on track with our programme of rate filings, operational efficiencies and enhancements to customer service. At the same time, we continue to invest in our UK and US businesses, driving organic growth, which together with strong returns, support our commitment to a sustainable, growing dividend.”

1 ‘Adjusted results’, ‘Value Added’ and a number of other terms and performance measures used in this document are not defined within accounting standards or may be applied differently by other organisations. For clarity, we have provided definitions of these terms, descriptions of restatements and, where relevant, proforma calculations on pages 36 to 40. Prior year EPS has been adjusted to reflect the additional shares issued as scrip dividends, refer to note 6 on page 55.

National Grid	2014/15 Full Year Results Statement

CONTACTS

Investors
John Dawson	+44 (0)20 7004 3170	+44 (0)7810 831944 (m)
Andy Mead	+44 (0)20 7004 3166	+44 (0)7752 890787 (m)
Victoria Davies	+44 (0)20 7004 3171	+44 (0)7771 973447 (m)
Richard Foster	+44 (0)20 7004 3169	+44 (0)7768 294017 (m)
Michael Ioanilli	+44 (0)20 7004 3006	+44 (0)7789 878784 (m)
George Laskaris	+1 718 403 2526	+1 917 375 0989 (m)
Tom Hull	+1 718 403 2487	+1 917 524 4099 (m)

Media
Chris Mostyn	+44 (0)20 7004 3149	+44 (0)7774 827710 (m)

Brunswick
Tom Burns, Mike Smith or Emma Walsh	+44 (0)20 7404 5959

CONFERENCE CALL DETAILS

An analyst presentation will be held at the London Stock Exchange, 10 Paternoster Square, London EC4M 7LS at 09:00 (BST) today.

There will be a live webcast of the results presentation available to view at investors.nationalgrid.com. The presentation will be available through the same link as a replay this afternoon.

Live telephone coverage of the analyst presentation at 09:00

UK dial in number	+44 (0) 808 109 0700	US dial in number	+1 866 966 5335 (US Toll free) +1 646 843 4608 (NY Toll)

Confirmation Code	National Grid

In addition, John Dawson, Head of Investor Relations, will host a conference call with Q&A at 14:00 (BST) this afternoon for those unable to take part in the earlier presentation. Please use the same dial in details.

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The 2014/15 Annual Report and Accounts (ARA) is expected to be publicly available on 5 June 2015. You can view or download copies of the latest ARA and Shareholder Information leaflet from National Grid’s website at www.nationalgrid.com/investors or request a free printed copy by contacting investor.relations@nationalgrid.com.

National Grid	2014/15 Full Year Results Statement

STRATEGIC AND OPERATIONAL REVIEW OF THE YEAR

A year of successful delivery for stakeholders in 2014/15

During 2014/15, National Grid delivered a number of important objectives on behalf of customers and the wider industry. The UK regulated business successfully implemented the first capacity auctions and contracts for difference allocation process on behalf of the UK government. It also completed the tunnelling activities on the £900m London tunnels project and began cable laying on the c. £1bn Western Link HVDC (high voltage direct current) project. The US regulated business invested at record levels, completed the final stabilisation upgrade of its financial systems and delivered its goal of a step improvement in safety performance. At the same time, collaborative engagement with UK and US regulators, government and state officials around future energy policy and network modernisation have kept National Grid at the heart of the energy debate.

After significant development activity, in some cases spanning several years, the Group reached final investment decisions on two new UK interconnectors, agreed a joint venture to unlock value from its London property portfolio and made progress towards investment decisions in a number of US transmission opportunities.

At the same time, the business continued to deliver on programmes to improve operational efficiency and drive good overall group returns, customer benefits and continued balance sheet strength. National Grid’s achievements during 2014/15 have positioned the Group well to deliver further success in 2015/16 and beyond.

The Group’s performance during 2014/15 was underpinned by the sustainable and ethical way that National Grid conducts its business and relationships with its employees, customers, communities and other stakeholder groups. National Grid was pleased that this approach was recognised through the award of Responsible Business of the Year, 2014, by the UK’s Business in the Community.

Overall during 2014/15, National Grid continued to deliver the essential operational performance elements that underpin sustainable financial performance by the Group: safe operations, strong customer service and reliable networks.

Strong reliability and safety performance demonstrate effectiveness of targeted programmes

Over the course of the year, National Grid delivered high standards of network reliability and availability for customers across its electricity and gas transmission and distribution infrastructure. This included a challenging period of very high snowfall in the Northeast US, including record levels in Boston and Buffalo.

The UK business made a number of process improvements to ensure that networks were well prepared for the winter. Investment to increase availability on the French interconnector also contributed to a strong financial performance in that business. National Grid also successfully implemented new electricity system balancing products to address a reduced supply margin. Now trialled, these services are again expected to be procured for the winter of 2015/16, with supply margins expected to be somewhat tighter than in winter 2014/15.

Overall performance in the UK benefited from the groundwork laid by its new operating model. This enabled good early results from performance excellence initiatives, streamlined processes and developments in design, planning, contracting and procurement. These in turn helped to deliver further efficiencies in operations and, importantly, within the UK regulated businesses’ significant investment programme (£1.8bn total investment in 2014/15). The business remains focused on delivering the lowest sustainable cost solutions, and the benefits of totex (total operating and capital expenditure) savings will be shared with consumers. Following the first two years of the RIIO price controls around £200m of the savings generated by National Grid will contribute to reducing future electricity and gas bills for consumers.

National Grid	2014/15 Full Year Results Statement

National Grid’s share of totex efficiency savings is also key to the delivery of appropriate returns for investors and a healthy balance sheet to finance future investment. In this respect it has been another strong year.

The US business again achieved good underlying operating performance throughout the year. This included a second consecutive period of exceptional winter weather in the Northeast US, characterised by very heavy snowfall and high gas volumes during February and March. These challenges clearly demonstrated the benefit of investments made in new infrastructure and emergency response, and helped deliver another year of strong network reliability.

The US business completed the stabilisation upgrade of its financial systems in the first half of the year. The new systems are designed to facilitate future regulatory filings in order to capture the benefit of the increased investments in asset replacement, network reliability and customer growth. With good quality information now being made available, the businesses have started to compile a suitable “test year” of data to support future filings.

Operations in the US have experienced a number of cost pressures during 2014/15, including higher costs associated with gas main leakages and repair activities. These were exacerbated by high system demand due to the exceptionally cold winters of 2013/14 and 2014/15. The related impact on customers’ bills also resulted in increased levels of bad debts. Despite these pressures, profitability has remained steady and National Grid believes the business is well positioned to secure appropriate rate case outcomes from its future filings.

Group safety performance has again been good with the UK continuing to achieve world class standards. For 2014/15, the US business set stretching targets for improved safety performance, to help achieve similarly high standards. Against this backdrop, and despite the challenging working conditions caused by the extreme winter weather, the US business achieved good internal progress, delivering a 21% improvement in lost time injury frequency rate. However, further work will continue with various contractors and suppliers to ensure they consistently meet National Grid’s rigorous standards.

Record year of US investment and new business opportunities support long-term growth

The Group continues to operate in a positive environment for future long term growth, led by improvements to environmental, safety and operational performance of existing assets together with investment to connect new customers, new generation and interconnectors.

During the year, National Grid successfully ran both the UK’s Capacity Market Auction for delivery year 2018 and the allocation of contracts for difference on behalf of the Department of Energy and Climate Change (DECC). These provided additional clarity on likely new generation investment in the near future and the results are consistent with the investment forecasts within the RIIO Stakeholder documents that National Grid published in September 2014. These featured a range of investment scenarios including a lower case, where UK investment continues broadly in line with 2013/14 levels in real terms throughout the RIIO-T1 period, and a higher case, in which new generation investment drives an increase in transmission spend in the later RIIO-T1 years of up to £1bn per annum.

In aggregate these scenarios would see National Grid’s UK regulated businesses, including both transmission and distribution, investing between £16bn and £20bn over the eight year RIIO period in new capital projects to sustain the essential energy infrastructure in Great Britain. Overall, UK regulated asset growth in these scenarios would be 5% to 6% per annum on average.

During 2014/15, National Grid’s UK regulated businesses have invested slightly below the levels expected under these scenarios, in part driven by delays to the Western Link project which were highlighted at the time of the half-year results in November 2014. Combined with a period of lower RPI inflation during 2014/15 this has resulted in a reduction in the rate of UK regulated asset growth compared to the Company’s medium term expectations. Non-load related and replacement spend of

National Grid	2014/15 Full Year Results Statement

£1.2bn and load related spend of £0.6bn contributed to UK regulated asset value growth of £0.5bn (2%) in the year.

In US regulated operations, the Company again increased investment activity, delivering a record year of network investment of nearly $2.4bn. This included accelerated gas main replacement activities, new gas connections and electricity system reinforcement. Regulators in the Northeast US are generally acknowledging the need for, and benefit of, such increased investment and as a result have been supportive of capital tracker mechanisms that encourage such investments. These benefits include bringing low-carbon, affordable energy to existing and new customers, environmental and safety benefits from increased gas distribution pipe replacement and increased electricity system resilience and accessibility for embedded generation.

Increased US investment in 2014/15 contributed to increased underlying US rate base growth of 7% (excluding working capital movements) compared to 5% last year on the same basis. This was slightly above the Group’s medium term expectation of underlying US rate base growth of around 5% per annum and National Grid now expects core US rate base growth to exceed 5% for the next several years.

Investment in other activities and joint ventures increased to £213m in 2014/15 compared to £184m in 2013/14. National Grid expects this level of investment to increase significantly over the next few years. The Group has reached final investment decisions on two new UK electricity interconnectors and is working towards decisions on a further two. National Grid has also progressed a number of opportunities for transmission joint ventures and interconnector investments in the US, discussed later in the business sections. In addition, in November 2014 the Group announced a joint venture with the Berkeley Group designed to unlock additional value from National Grid’s property portfolio. The structure of the project has the potential to realise a materially higher value for National Grid than direct land sales. In addition, it should accelerate the development of the portfolio, making valuable brownfield sites available for the wider community.

These developments provide additional short to medium term growth opportunities and, longer term, the potential for additional earnings and cash flow to support further growth opportunities.

Consistent strategy designed to deliver added value and cash returns

The Group’s strategy is unchanged. National Grid focuses on owning and operating gas and electricity transmission and distribution infrastructure in the UK and the Northeast US. This strategy is designed to deliver Value Added through attractive returns to shareholders from a healthy, growing, dividend combined with sustainable growth in the per share value of equity assets. To achieve this, the business must deliver efficient operational and financing performance and maintain an appropriate balance between debt and equity funding, in part by targeting an asset portfolio with a suitable mix of cash yield and growth.

National Grid invests in assets that can add value by earning good returns while managing risk on behalf of shareholders, customers and other stakeholders. The Group aims to provide high standards of customer service through the efficient, safe and reliable operation of its networks. Driving these benefits for customers enables the continuation and further development of appropriate regulatory arrangements including a reasonable balance of remuneration between immediate cash yield and regulated asset growth that generates future cash returns.

Overall, the Group believes that its current portfolio of businesses delivers a good mix of cash yield and growth and that the Group has the financial capacity to fund organic growth and invest in other related transmission opportunities. These are expected to begin to deliver additional cash, and support shareholder returns, from around the start of the next decade.

National Grid	2014/15 Full Year Results Statement

Underlying performance in the year demonstrates efficiency and portfolio balance

National Grid measures the overall level of operational and financing performance using two principal metrics; Return on Equity, and Value Added. Return on Equity provides a measure of the efficiency of the Group’s operations and Value Added demonstrates the level of regulated asset growth and yield within shareholder returns and also the balance of funding between debt and equity. These two metrics are now incorporated into the long term incentive arrangements for the management team.

Group Return on Equity improved to 11.8% driven by strong UK performance and financing

During the year, the UK regulated businesses delivered good returns of 13.7% in aggregate in the second year of their new price controls (2013/14: 12.7%), including the assumed 3% long run average RPI inflation. US Return on Equity (on a higher average equity ratio than the UK) of 8.4% was down on last year, reflecting the additional maintenance and bad debt costs highlighted earlier and the increased level of rate base growth since 2013. Overall, other activities in the Group delivered a good performance, including an improved result from the French interconnector and lower US system costs following the successful upgrade in the first half of the year. Treasury performance also helped the result, partly assisted by lower RPI accretions on the Group’s index linked debt. Together with favourable UK legal settlements, these helped to offset the headwind from lower cost of debt allowances under the tracker within the new UK price controls. As a result, overall post-tax Group Return on Equity was 11.8% (2013/14: 11.4%), with the improved regulated financial performance this year more than covering the effect of the strong growth in assets in 2013/14.

Value Added of £1.7bn, held back by around £500m headwind of lower inflation

The Value Added metric reflects the key components of value delivery to shareholders of dividend and growth in the value of National Grid’s assets net of the growth in net debt. The per share measure also reflects the funding of this growth and any dilution of the equity investment through, for example, scrip dividend take-up.

Overall Valued Added in the year was £1.7bn or 44.7p per share.

Value Added (£m constant currency)	2015	2014	Change	%	2013/14
UK regulated assets[1]	25,544	25,194	350	1%	986
US regulated assets[2]	13,480	12,546	934	7%	849
Other invested capital	1,562	1,721	(159)	(9)%	138
Total group regulated and other assets	40,586	39,461	1,125	3%	1,973
Dividend/share repurchase in the year			1,606		1,059
Movement in Net Debt and Goodwill			(1,046)	(6%)	(899)
Value Added			1,685		2,133
Value Added per Share[3]			44.7p		57.2p

1 Consists of the regulated asset values and other regulatory assets and liabilities of the UK businesses regulated under the RIIO price controls, i.e, UK Transmission Owner and System Operator and Gas Distribution assets

2 US regulated assets increased from $18.7bn to $20.0bn in the year. These represent rate base plus assets outside of rate base including working capital

3 Based on 3,766m weighted average shares for 2014/15 (2013/14: 3,729m)

Value Added in the year was lower than 2013/14, primarily led by the impact of lower RPI on UK regulated asset growth and the impact of debt buybacks in the year. This was partly offset by reduced cash interest payments and lower accretions on index linked borrowings, reflected in a net debt increase only around £150m higher than in 2013/14. This was despite an increased level of capital investment and an increased level of cash returned to shareholders in 2014/15. RPI inflation for March 2015 was 0.9% compared to 2.5% in March 2014. Removing the impact of debt buybacks and normalising for National Grid’s long run assumption of 3% RPI for both years, Value Added for 2014/15 would have been around £600m higher, in line with the normalised 2013/14 level.

National Grid	2014/15 Full Year Results Statement

Of the £1.7bn Value Added in 2014/15, £1,271m was paid to shareholders as cash dividends and £335m as share repurchases (offsetting the scrip issuance during the year), with £0.1bn retained in the business. This compared with a £1bn increase in net debt (before currency impacts). As a result, despite the lower UK inflation in the year, the Group was still able to fund asset growth for the year with a mix of debt and equity and was comfortably able to maintain a strong balance sheet consistent with an A-/A3 group credit rating.

Asset growth 3% across the Group, £1.1bn in total at constant currency

During the course of 2014/15 National Grid grew its total regulated and other assets by £1.1bn to over £40bn. This reflected a net increase of £350m (2013/14: £1.0bn) in UK regulated assets and a £934m increase in the value of US regulated assets at constant currency. Within the UK business, asset growth included capitalised efficiencies or “performance RAV” of an estimated £111m in the year.

The effects of lower year-end inflation on the value of the UK regulated asset growth held back overall growth in Group total regulated and other assets to 3%. National Grid expects UK inflation to return to long-run levels closer to 3% per annum by the end of 2016, contributing to expected higher levels of asset growth in the medium term.

Investment in assets outside of the principal regulated activities was £213m in the year. This included £46m in Metering and £43m in the LNG facility on the Isle of Grain. National Grid is involved in a number of other strategic investment opportunities in the UK and US and expects investment and asset growth in this area to step up considerably over the second half of this decade.

Credit metrics remain strong enabling effective elimination of scrip dilution for 2014/15

Group gearing, measured as net debt as a proportion of total regulated assets, was 62% at 31 March 2015, compared with 61% a year before (restated at March 2015 FX levels). The Board believes that gearing remains at a comfortable level for the current credit rating. Retained cash flow (RCF) / adjusted net debt was 11.2%, or around 9.9% after deducting share buyback costs; both measures comfortably above the 9% level currently indicated by Moody’s as consistent with an A3 rating.

On average, National Grid expects to issue £2bn to £3bn of long-term debt each year to fund the expansion of the business and to refinance maturing debt. The current credit ratings of the Group are an important factor in the businesses’ ability to access funding at attractive rates and in a wide range of currencies and markets. The Board believes that maintaining these credit ratings, with the resultant access to liquidity and attractive funding costs, is a key driver of value for the Group.

In May 2014, the Board decided to take a more active approach towards managing the dilution arising through the operation of its scrip dividend programme. The scrip dividend programme is an efficient means for many investors to reinvest cash dividends in National Grid shares and can provide balance sheet support during a period of higher asset growth. However, excess take-up, over and above that required to make an effective and timely contribution toward the long-term financing of the Group, is undesirable. Given the strong underlying performance of the business, current financial position and medium term expectations, the Group has been able to repurchase the 37.4m shares issued over the course of the year under the scrip programme and still retain an appropriately financed balance sheet.

Dividend increase of 2.0% recommended for 2014/15

National Grid’s dividend policy aims to grow the ordinary dividend at least in line with the rate of RPI inflation each year for the foreseeable future.

The Board has recommended an increase in the final dividend to 28.16p per ordinary share ($2.1866 per American Depositary Share). If approved, this will bring the full year dividend to 42.87p per ordinary share, an increase of 2.0% over the 42.03p per ordinary share in respect of the financial year ending 31 March 2014. This 2.0% rise is in line with the increase in average UK RPI for the twelve months to

National Grid	2014/15 Full Year Results Statement

31 March 2015 compared with the average for 2013/14 and as set out in the policy announcement of 28 March 2013.

The decision to grow the dividend at the rate of RPI inflation this year is consistent with the Board’s wish to deliver healthy dividend growth combined with a considered approach to long term financing as discussed above.

If approved the final dividend for 2014/15 will be paid on 5 August 2015 to shareholders on the register as at 5 June 2015. A scrip dividend alternative will again be offered. At the AGM, the Directors will again be seeking authority to allot and buy-back shares as is normal practice and the Board expects to continue the active approach towards managing any impact of a lower than desired take up or any excess dilution arising through the operation of its scrip dividend programme.

Board changes

On 23 October 2014, National Grid announced that Tom King, Executive Director, US, would be standing down from the Board and leaving the Company on 31 March 2015. Tom has been succeeded by Dean Seavers who joined the Company in December 2014 and joined the Board as Executive Director, US with effect from 1 April 2015.

In July 2014, John Pettigrew, who joined the Board in April 2014, became Executive Director, UK and, as previously announced, Nick Winser, formerly Executive Director, UK, and Maria Richter, Non-executive Director and Finance Committee chairman, stood down from the Board. Therese Esperdy was appointed as chairman of the Finance Committee with effect from 28 July 2014 and as a member of the Audit Committee on 22 April 2015.

Philip Aiken stepped down from the Board in February 2015. Following his departure, Paul Golby was appointed as chairman of the Safety, Environment and Health Committee, as well as a member of the Audit Committee. Paul remains a member of the Nominations and Remuneration Committees.

OUTLOOK

The Group has finished the year in a solid position, with a strong cash flow performance, good growth in asset base and healthy gearing. National Grid is on track with a programme of rate filings, operational efficiencies and enhancements to customer service. At the same time, the Group continues to invest in its UK and US businesses, driving organic growth, which together with strong returns, support the commitment to a sustainable, growing dividend.

National Grid	2014/15 Full Year Results Statement

FINANCIAL REVIEW

Unless otherwise stated, all financial commentaries in this release are given on an adjusted basis at actual exchange rates. For definitions see the definitions and metrics section on pages 36 to 40 of this statement.

Operating profit excluding timing	Year ended 31 March
(£m)	2015	2014	% change
UK Electricity Transmission	1,326	1,147	16
UK Gas Transmission	455	438	4
UK Gas Distribution	813	875	(7)
US Regulated	1,134	1,115	2
Other activities	199	131	52
Group total operating profit excluding timing	3,927	3,706	6

Operating profit	Year ended 31 March
(£m)	2015	2014	% change
UK Electricity Transmission	1,237	1,087	14
UK Gas Transmission	437	417	5
UK Gas Distribution	826	904	(9)
US Regulated	1,164	1,125	3
Other activities	199	131	52
Group total operating profit	3,863	3,664	5

Other selected financial information	Year ended 31 March
(£m)	2015	2014	% change
Depreciation and amortisation	(1,482)	(1,416)	(5)
Net finance costs	(1,033)	(1,108)	7
Taxation excluding timing	(703)	(589)	(19)
Taxation	(695)	(581)	(20)
Effective tax rate (%)	24.2%	22.5%	n/a
Share of post-tax results of joint ventures	46	28	64
Minority interest	8	12	(33)
Earnings attributable to equity shareholders excluding timing	2,245	2,049	10
Earnings per share excluding timing (p)	59.6	54.4	10
Earnings attributable to equity shareholders	2,189	2,015	9
Earnings per share (p)	58.1	53.5	9

Other selected financial information	Year ended 31 March
(£m) – constant currency	2015	2014	% change
US Regulated operating profit	1,164	1,155	1
Other activities operating profit	199	126	58

Group total operating profit	3,863	3,689	5
Timing adjustment	64	42	52
Operating profit excluding timing	3,927	3,731	5

Depreciation and amortisation	(1,482)	(1,429)	(4)
Net finance costs	(1,033)	(1,125)	8

National Grid	2014/15 Full Year Results Statement

Operating profit and controllable costs

Operating profit was £3,863m, up £199m (up 5%) compared with last year at actual exchange rates. The year on year movement in exchange rates had a £25m positive impact on operating profit. On a constant currency basis, operating profit was up £174m (up 5%). This included a negative year on year timing movement of £22m:

Over/(under)-recovery	Year ended 31 March		Year on year
(£m – constant currency)	2015	2014	change
Balance at start of period (restated)	37*	105
In-year over/(under)-recovery	(64)	(42)	(22)

Balance at end of period	(27)	63

Operating profit	3,863	3,689	174
Adjust for timing differences	64	42	22
Operating profit excluding timing	3,927	3,731	196

  *restated to reflect finalisation of UK timing balances

Operating profit excluding timing increased by £196m (up 5%) on a constant currency basis.

Operating profit from regulated activities increased by £123m on a constant currency basis, excluding the impact of timing. Net regulated income increased by £342m, due to the impact of RPI indexation and revenue increases in the second year of the RIIO price controls on UK regulated revenues combined with US revenue growth from existing rate plans and gas customer growth. Regulated controllable costs increased by £61m while post-retirement costs increased by £2m and bad debts increased by £62m. Depreciation and amortisation increased by £70m and other costs, including the impact of year on year changes in environmental liabilities and the impact of smaller storms, increased by £24m.

The Group’s other activities contributed £73m more to operating profit than last year on a constant currency basis, primarily due to increased revenues in the French Interconnector business and a reduction in costs relating to the implementation of new US financial systems and processes.

As above, regulated controllable costs increased by £61m on a constant currency basis compared with last year. This included around £56m of additional costs associated with maintenance, both in the US, relating to gas mains repair and vegetation management, and in the UK with additional maintenance expenditure delivering overall totex benefits by reducing capex requirements. Excluding these costs, and some offsetting net year on year benefits, underlying regulated controllable costs increased by around £54m, around 2.7%, reflecting inflationary impacts on salaries and other costs partly offset by a continued drive for efficiency across National Grid’s businesses.

Interest and taxation

Net finance costs were £1,033m, £75m lower than 2013/14 at actual exchange rates and £92m lower than 2013/14 at constant currency.

Continued refinancing of debt at lower prevailing interest rates and strong treasury management combined with reduced cash balances and lower accretions on index linked borrowings reduced overall finance costs. Pension related interest charges also reduced. These effects were partly offset by £62m lower capitalisation of interest.

The effective interest rate on Treasury managed debt for the year was 4.3% compared with 4.9% in 2013/14.

National Grid	2014/15 Full Year Results Statement

Profit before tax and taxation

The Company’s share of post tax results of joint ventures and associates was £46m, up £18m from 2013/14, following an increased contribution from the BritNed interconnector.

Profit before tax was up 11% at actual exchange rates to £2,876m. Excluding the impact of timing, profit before tax was up 12% to £2,940m.

The tax charge on profits was £695m, £114m higher than 2013/14 at actual exchange rates, principally reflecting increased operating profits, lower interest charges and the non-recurrence of prior year adjustments, partly offset by a reduction in the UK corporation tax rate. As a result, the reported effective tax rate increased to 24.2% from 22.5% in the previous year.

Corporation tax paid in the UK in 2014/15 increased by £24m to £353m.

Other earnings metrics, EPS, exceptional and statutory earnings

Earnings attributable to non-controlling interests (minority interests) were £(8)m (2013/14 £(12)m), principally representing the impact of consolidating National Grid’s investment in Clean Line, a US transmission business.

As a result, earnings attributable to equity shareholders were £2,189m, up £174m compared with 2013/14. Earnings per share increased 9% from 53.5p last year (restated for the impact of shares issued under the scrip dividend programme) to 58.1p.

Excluding the impact of timing, earnings attributable to equity shareholders were £2,245m, up £196m compared with 2013/14, and earnings per share increased by 10% year on year to 59.6p.

Exceptional items and remeasurements decreased statutory earnings by £170m after tax. A detailed breakdown of these items can be found on page 51. After these items and non-controlling interests, statutory earnings for continuing operations attributable to equity shareholders were £2,019m.

Statutory basic earnings per share were 53.6p compared with 65.7p (restated) last year. The reduction (compared to the increase in adjusted EPS) reflected a large exceptional pension credit in 2013/14 related to the discontinuation of the LIPA arrangements, a large exceptional deferred tax credit in 2013/14 related to a reduction in UK corporation tax rates and exceptional debt redemption costs in 2014/15.

Cash flow

Operating cash flow, before exceptional items, remeasurements and taxation, was £5,367m, £798m higher than 2013/14, principally reflecting higher operating profits and working capital inflows in the US following the cold winter of 2013/14.

Funding and Net Debt

Net debt as at 31 March 2015 increased by £2.7bn to £23.9bn (2014: £21.2bn). As at 31 March 2014 the Group maintained approximately $23bn of its total financial liabilities denominated in US dollars as a substantial hedge of foreign exchange movements in the value of its US businesses. As a result, the movements resulting from the relative strength of the US dollar against the pound compared with a year ago increased net debt by around £1.7bn.

The remaining increase was the result of £4.1bn of cash inflow before capex and shareholder returns, more than offset by dividends and share buybacks of £1.6bn, capital investment of £3.3bn and other non-cash and fair value movements of £0.2bn. This included £133m of accretions on index linked debt, £48m lower than 2013/14.

National Grid	2014/15 Full Year Results Statement

Debt issuance in the year was primarily focused on refinancing maturing debt. The US holding company, National Grid North America, issued around £1bn equivalent of new capital markets instruments through its Euro Medium Term Note programme in a variety of currencies including Australian Dollars, US Dollars and Euros. In addition Niagara Mohawk issued a dual tranche $900m bond.

In addition to around £1bn of long-term debt maturities, the Group repurchased or retired approximately £0.9bn of further long-term debt, including exercising the repurchase option in its $1bn 2016 Yankee bond. As a result, the Group was able to reduce cash and investment balances as at 31 March 2015 to £2.7bn compared to £3.9bn at the start of the year, reducing the associated cost of carry.

In addition, the Group agreed a new, RPI-linked, European Investment Bank (EIB) loan which is capable of providing a further £1.5bn of attractive debt financing and available to be drawn over the course of 2015/16. This is the largest ever single loan by the EIB and is now available to fund capital investment in National Grid Electricity Transmission.

As a result, the Group considers that it is well funded for 2015/16. Over the next few years, National Grid expects to raise, on average, around £2bn to £3bn of new long-term debt every year to finance growth and refinance maturing debt.

The Group’s balance sheet remained strong, supporting further investment in new assets during the year. Credit rating metrics as indicators of balance sheet strength remained comfortably above the levels indicated by credit rating agencies as appropriate for the current group rating levels. Funds from operations (FFO) to adjusted net debt was 16.4% and RCF to adjusted net debt was 11.2%, (9.9% after deducting share buyback costs associated with neutralising dilution from 20% scrip dividend uptake in the year). FFO interest cover was 5.1x compared with 4.1x in 2013/14, comfortably above National Grid’s target of exceeding 3.0x.

During the year, Moody’s upgraded the credit ratings of National Grid’s Niagara Mohawk business from A3 to A2, reflecting a more positive view of the regulatory environment around that business. Fitch downgraded the senior unsecured rating of KeySpan Energy Distribution New York (“KEDNY”) and KeySpan Energy Distribution Long Island (“KEDLI”) to A- and the rating of KeySpan Corporation to BBB+. S&P placed the ratings of KEDNY and KEDLI on negative outlook from their current mid single A ratings. These rating moves were driven by the expectation of weaker financials in those businesses until the expected revenue benefit of planned rate filings is achieved.

Overall net debt as a proportion of total regulated asset base at 31 March 2015 was 62% compared with 61% at 31 March 2014 (adjusted for actual exchange rates) partly reflecting reduced UK asset growth resulting from lower RPI inflation and the impact of debt buybacks.

National Grid	2014/15 Full Year Results Statement

BUSINESS REVIEW

In addition to IFRS profit measures, to aid understanding of the performance of the regulated businesses, National Grid calculates a number of additional regulatory performance metrics. These metrics aim to reflect the impact of performance in the current year that is expected to impact future regulatory revenue allowances. This includes the creation of future regulatory revenue adjustment balances and the impact of current year performance on the regulated asset base. These metrics also seek to remove the impacts on current year revenues relating to “catch up” or “sharing” of elements of prior year performance for example the sharing of prior year efficiencies with customers.

These metrics include Return on Equity and regulated financial performance.

Year ended 31 March (UK and Group) Calendar year (US)	Regulatory Debt:Equity assumption	Achieved Return on Equity		Base or Allowed Return on Equity
%		2015	2014	2015	2014
UK Electricity Transmission	60:40	14.0	12.4	10.2	10.2
UK Gas Transmission	62.5:37.5	14.2	12.8	10.0	10.0
UK Gas Distribution	65:35	12.9	13.0	9.9	9.9
US Regulated	avg. 50:50	8.4	9.0	9.7	9.8
Total Group		11.8	11.4

Overall Group Return on Equity was 11.8% (prior year 11.4%) reflecting a strong operational Return on Equity in the UK (14.3% including the benefit of legal settlements), increased contribution from other activities and good financing performance partly offset by lower US returns.

Year ended 31 March	Regulated Asset Value or Rate Base		Total Regulated Assets or Invested Capital
(£bn, at constant currency)	2015	2014	2015	2014
UK Electricity Transmission	11.3	10.9	11.4	11.1
UK Gas Transmission	5.6	5.5	5.7	5.7
UK Gas Distribution	8.5	8.5	8.4	8.5
US Regulated	11.6	11.0	13.5	12.6
Other Activities (invested capital only)			1.6	1.7
Total Group			40.6	39.6

Total Group regulated and other assets grew 3% at constant currency, with UK Electricity Transmission RAV and US rate base in particular up 4% and 5% respectively.

Year ended 31 March	Adjusted Operating profit
(£m, at actual exchange rate)	2015	2014
UK Electricity Transmission	1,237	1,087
UK Gas Transmission	437	417
UK Gas Distribution	826	904
US Regulated	1,164	1,125
Other Activities	199	131
Total Group	3,863	3,664

Total Group adjusted operating profits increased by 5% to £3,863m.

National Grid	2014/15 Full Year Results Statement

REVIEW OF UK ELECTRICITY TRANSMISSION OPERATIONS

Another strong year of reliability and safety performance

UK Electricity Transmission delivered another strong performance in the second year of the eight year RIIO price controls, delivering an improved Return on Equity and growing the asset base while maintaining high standards of reliability and safety.

The business successfully delivered a number of important projects over the course of the year, including major capital works and management of the first capacity auctions and contracts for difference (CfD) allocation process on behalf of DECC.

UK Electricity Transmission has built on major operating model and process changes in 2013/14 to deliver further improvements in performance, meeting outputs defined by the RIIO price control efficiently and effectively. With innovation expected to drive continued totex efficiency, the business is well positioned to drive further savings which in turn will continue to deliver value to customers.

Regulated Returns and Financial Performance reflect improved efficiency and incentive delivery

Return on Equity 380bp above base levels

Return on Equity for the year, normalised for a long run inflation rate of 3%, was 14.0% compared with a regulatory assumption, used in calculating the original revenue allowance, of 10.2%. The principal components of the difference are shown in the table below

Return on Equity	2014/15	2013/14
Base return (including avg. 3% long run inflation)	10.2%	10.2%
Totex incentive mechanism	2.1%	0.8%
Other revenue incentives	0.7%	0.7%
Return including in year incentive performance	13.0%	11.7%
Pre-determined additional allowances	1.0%	0.7%
Operational Return on Equity	14.0%	12.4%

Operational Return on Equity increased 160 basis points year on year, primarily as a result of improvements in totex efficiency. Totex was £1.3bn compared with an estimated allowance, adjusted for outputs and phasing of spend, of £1.5bn. The Company’s share of this efficiency saving is expected to be £90m. Much of this saving is reflected in an estimate of increased Performance RAV.

The improved totex performance in the year principally reflects efficiencies and innovative engineering within the capital investment programme in relation to both load and non-load related projects. The RIIO price control framework recognises the requirement to deliver essential outputs that maintain and enhance network reliability and asset health. National Grid aims to do this sustainably and at the lowest total cash cost in order to deliver best value for consumers and shareholders. Innovative solutions such as predictive analysis and new engineering approaches are essential to achieving this and continued to be a focus for the Company over the course of 2014/15.

Responding to the challenging RIIO efficiency and incentive targets, the business implemented a new UK operating model last year to encourage innovative engineering solutions and process efficiencies. 2014/15 was the first full year of benefits from the new model, which have also contributed to the RIIO incentive performance.

UK Electricity Transmission maintained a solid level of performance under other revenue incentive schemes, generating around 70bp of total return, equivalent to £40m of additional revenue. The last year of the current Balancing Services Incentives Scheme (BSIS) contributed £23m of pre-tax profit. Reliability and SF6 leakage performance also delivered positive incentive out turns and environmental benefits in the year. Performance in customer and stakeholder incentives was flat overall, compared to 2013/14 with an improved customer incentive performance offset by a small reduction in stakeholder

National Grid	2014/15 Full Year Results Statement

rewards. The business is working to identify opportunities for future outperformance in both these areas. National Grid continues to pursue innovative solutions to delivering stakeholder needs and, in the year, UK Electricity Transmission received Network Innovation Competition awards totalling over £12.5m.

Regulated Financial Performance up 16% year on year

The regulated financial performance calculation adjusts reported operating profit to reflect the impact of the businesses’ regulatory arrangements when presenting financial performance.

Regulated financial performance for UK Electricity Transmission increased to £1,232m from £1,066m, up 16%. The year on year movement reflected higher opening regulated asset value and the higher achieved operational Return on Equity. There was also a one off benefit of £56m from legal settlements. These were partially offset by a reduced price control tracker cost of debt allowance.

Reconciliation of regulated financial performance to operating profit (£m)	2015	2014	% change
Operating profit	1,237	1,087	14
Movement in regulatory “IOUs”	(130)	(19)
Deferred taxation adjustment RAV indexation (avg. 3% long run inflation)	88 326	53 301
Regulatory v IFRS Depreciation difference Fast/Slow money adjustment Pensions	(352) 34 (48)	(337) (2) (47)
Performance RAV created	77	30
Regulated financial performance	1,232	1,066	16

Regulated Financial Position grown by 3%

In the year, RAV grew by 4% driven by continued investment. This growth rate was lower than the Company’s expectation, mainly driven by a lower level of inflation (0.9% in the year) and a lower level of totex expenditure, reflecting delays to the Western Link project. Net other regulatory assets decreased by £130m, partly reflecting revenue received in the year associated with customers’ share of efficiency benefits and also relating to RIIO outputs where delivery has either been deferred to later in the price control period or where outputs are no longer expected to be required by customers during RIIO-T1.

	2015	2014
Opening Regulated Asset Value (RAV)*	10,854	10,044
Asset additions (aka slow money) (actual)	1,034	1,220
Performance RAV or assets created	77	30
Inflation adjustment (actual RPI)	102	257
Depreciation and amortisation	(728)	(680)
Closing RAV	11,339	10,871

Opening balance of other regulated assets and (liabilities)*	197	202
Movement	(130)	(19)
Closing balance	67	183

Closing Regulated Financial Position	11,406	11,054

*March 2014 opening balances adjusted to correspond with 2013/14 regulatory filings and calculations

Investment activities in 2014/15

Capital investment in UK Electricity Transmission was £1,074m, £307m lower than the prior year. The reduction in spend reflected delays in the manufacture of cable for the Western Link, a reduced level of overhead line work and the improved totex efficiency performance. Placing an emphasis on best value

National Grid	2014/15 Full Year Results Statement

engineering reduces capital spend and customer bills and sustains attractive levels of asset growth, through the creation of performance RAV.

During the year, the business completed the tunnel network on the major London Power Tunnels project, with the remainder of works, including cabling activities, expected to complete ahead of schedule and under budget. Overall, investment in the year reflected £559m of this non-load related investment. Load related spend was £515m and included new connections of over 400MW of new wind generation. In addition significant investment has been made in substations and cables to enable further electrification of the rail network and support the construction of Crossrail in London.

Regulatory and other business developments

In advance of winter 2014/15, margins between supply and demand were expected to tighten, in part as a result of previously unexpected generation capacity reductions. In consultation with DECC the Company designed, tendered for and successfully tested two new balancing services, the Demand Side Balancing Reserve and the Supply Side Balancing Reserve, providing assurance that they would be available if called upon. Over the winter, the products were not utilised due to a combination of stronger than expected plant availability, mild weather, healthy wind output and consistent interconnector imports from France and the Netherlands. These new products are also being procured to support winter 2015/16 when supply margins are, again, expected to be tighter than in recent years.

National Grid successfully administered capacity market and CfD auctions on behalf of DECC during 2014/15. The capacity market auction procured additional capacity for the first year of delivery in 2018 and the first CfD auction offered contracts to 27 applicants.

The two year BSIS arrangements expired on 31 March 2015. New arrangements with a post-sharing cap and floor of +£30m/-£30m, are being finalised with Ofgem. The increasing operational complexity of the system makes efficient system balancing ever more challenging. Many of these factors are reflected in the new regulatory models that measure performance under this incentive and, as such, National Grid believes that the opportunity exists to continue to deliver good results under the new BSIS incentive arrangements.

Future activities and outlook

The outlook for UK Electricity Transmission in 2015/16 is positive in terms of continued delivery of returns and asset growth. Good opportunities remain for the business to deliver healthy outperformance led by the totex incentive.

The business will continue to focus on using process improvements, efficiency and innovation to deliver the RIIO outputs at the lowest sustainable cash cost, generating savings for consumers and shareholders. The business expects to generate savings from improved contract management processes, which leverage benefits from increased competition and align the incentives of partners with those of the business.

National Grid expects UK Electricity Transmission capital investment in 2015/16 to increase slightly from the 2014/15 level and to deliver real growth in regulated asset value, including the benefit of efficiencies, of 3% above the rate of inflation in 2015/16.

The results of the recent CfD and capacity auctions remain consistent with the investment scenarios submitted to Ofgem in September 2014. These scenarios included UK regulated investment by National Grid of £16bn to £20bn over the eight year RIIO price control. Electricity Transmission investment under these scenarios would be between £9bn and £13bn, with RAV growth on average of between 6% and 8.5% per annum over the RIIO period including a 3% RPI inflation assumption.

National Grid	2014/15 Full Year Results Statement

APPENDIX to REVIEW OF UK ELECTRICITY TRANSMISSION OPERATIONS

Revenue and Costs in 2014/15 on an IFRS basis

On an IFRS basis UK Electricity Transmission operating profit was £1,237m, up £150m or 14%. Revenues in the year were lower than the targeted level as milder weather reduced the level of collected revenue below expectations. This forms part of the timing adjustments below. Adjusting for timing movements, operating profit increased by £179m including a £56m year on year benefit from legal settlements.

The principal components of the movement in operating profit are shown below.

	Year ended 31 March
(£m)	2015	2014	% change
Net revenue	1,933	1,732	12%
Regulated controllable operating costs	(283)	(269)	(5)%
Post-retirement costs	(36)	(32)	(13)%
Other operating costs and provisions	(1)	(1)	-
Depreciation and amortisation	(376)	(343)	(10)%
Operating profit	1,237	1,087	14%
Less: Timing impact	(89)	(60)
Operating profit excluding timing	1,326	1,147	16%

Excluding the impact of timing, net revenue (net of pass through costs) increased by £230m. This primarily reflected an increase in the core regulated revenue allowances and also the benefit of legal settlements.

Regulated controllable operating costs increased by £14m; reflecting additional maintenance expenditure (delivering overall totex benefits by reducing capex requirements) and business change costs partly offset by one-off benefits from legal settlements. Excluding these effects, underlying regulated controllable costs were flat year on year. Post-retirement costs increased by £4m.

Depreciation and amortisation increased by £33m, reflecting investment driven growth in the asset base.

National Grid	2014/15 Full Year Results Statement

REVIEW OF UK GAS TRANSMISSION OPERATIONS

Strong operational performance driven by recent investments and winter preparation

UK Gas Transmission delivered a good year in the second of eight years under the RIIO price controls, building on the solid results of 2013/14 to produce an improved Return on Equity. The business continued to deliver good safety performance, repeating the exceptionally strong levels of last year in the operations business, with a second full year of zero lost time injuries amongst both employees and contractors. There were no exceptionally cold spells during the winter and there were also fewer threats from flooding than in 2013/14. However, the system was called upon to respond to a number of challenges, including supply volatility from Norwegian gas fields. The key to meeting these challenges is to maximise system availability, and the business has made good progress in this respect. In 2014/15 UK Gas Transmission delivered strong levels of network availability, reflecting the benefit of recent investments and improvements in planning and maintenance processes, particularly in relation to the compressor fleet.

Performance reflects continued prior period benefit and strong incentive delivery

Return on Equity 420bp above base levels

Return on Equity for the year, using a long run inflation rate of 3%, was 14.2% compared with a regulatory assumption, used in calculating the original revenue allowance, of 10.0%. The principal components of the difference are shown in the table below.

Return on Equity	2014/15	2013/14
Base return (including avg. 3% long run inflation)	10.0%	10.0%
Totex incentive mechanism	(0.4)%	(0.4)%
Other revenue incentives	2.4%	1.1%
Return including in year incentive performance	12.0%	10.7%
Pre-determined additional allowances	2.2%	2.1%
Operational Return on Equity	14.2%	12.8%

The business performed slightly below the targets set by the new totex incentive mechanism in the second year of RIIO. Operating costs were around £4m higher than allowance reflecting £6m of residual costs associated with the restructuring programme of 2013 and 2014. Totex spend was approximately £290m compared with an estimated allowance, adjusted for outputs and phasing, of around £270m. The Company’s share of this difference is expected to be £(9)m.

Underlying totex performance reflects actions, taken in 2013 and early 2014, to address the cost challenges of the new RIIO price controls, including organisational restructuring. Throughout 2014/15, the business has continued to focus on delivering operational efficiencies, in particular in improving the efficiency of asset health and investment delivery processes. Successful innovation is expected to be a key contributor in achieving future cost efficiencies. In the year, UK Gas Transmission was awarded £6m under Ofgem’s network innovation competition to pursue development of a new robotic device that can inspect below-ground pipework at high pressure installations.

The business delivered a good year of performance within its revenue incentive schemes framework. In particular, gas permits performance (a one off incentive) was £29m in the year and constraint management, transportation support services and shrinkage incentives performance remained at similarly good levels to those achieved in 2013/14. The positive performance under stakeholder and customer service incentives reflected increased efforts by the organisation in recent years to identify and address the needs of a wide variety of stakeholders. Overall, the UK Gas Transmission business delivered around 240 basis points of additional returns through other revenue incentives. On a pre-tax basis, this equates to an estimated £58m of additional revenue allowance, most of which is due to be recovered in future years under the RIIO funding mechanisms.

National Grid	2014/15 Full Year Results Statement

The strong contribution from pre-determined allowances results mainly from legacy incentives relating to entry and exit capacity mechanisms. This is expected to decrease significantly next year in accordance with the profile set out under the RIIO price control.

Regulated Financial Performance up 17% year on year

An explanation of the regulatory financial performance measure can be found in the section on UK Electricity Transmission and in the glossary before the notes to this statement.

Regulated financial performance for UK Gas Transmission increased to £648m from £552m, up 17%. This reflected the improved achieved operational Return on Equity performance and the increase in underlying revenues associated with increased regulated asset value. This was partly offset by lower allowed cost of debt (2.72% real compared with 2.92% real in 2013/14).

Reconciliation of regulated financial performance to operating profit (£m)	2015	2014	% change
Operating profit	437	417	5
Movement in regulatory “IOUs”	(16)	(28)
Deferred taxation adjustment	85	12
RAV indexation (3% long run avg.)	166	162
Regulatory v IFRS Depreciation difference	(22)	(2)
Fast/Slow money adjustment	54	44
Pensions	(49)	(46)
Performance RAV created	(7)	(7)
Regulated financial performance	648	552	17

Regulated Financial Position broadly unchanged with RPI below long run expectations

RAV was broadly flat year on year, with continued investment and lower than expected inflation almost entirely offset by depreciation. Net other regulatory assets decreased by £16m, mainly reflecting revenue under recoveries and incentive performance during the year that are deferred for future collection under regulatory arrangements, more than offset by recovery of deferred balances relating to historic pensions contributions and logged up investment spend.

£m	2015	2014
Opening Regulated Asset Value (RAV)*	5,529	5,408
Asset additions (aka slow money) (actual)	174	187
Performance RAV or assets created	(7)	(7)
Inflation adjustment (actual RPI)	50	133
Depreciation and amortisation	(194)	(174)
Closing RAV	5,552	5,547

Opening balance of other regulated assets and (liabilities)*	174	208
Movement	(16)	(28)
Closing balance	158	180

Closing Regulated Financial Position	5,710	5,727

*March 2014 opening balances adjusted to correspond with 2013/14 regulatory filings and calculations

National Grid	2014/15 Full Year Results Statement

Investment activities in 2014/15 continue to focus around asset health

UK Gas Transmission invested £184m almost entirely reflecting non-load related spend. This was in line with the level of investment in 2014/15 and included site security enhancements and investment in compressor installations including asset replacement and emission reduction.

The business has accelerated asset health expenditure on pipeline integrity in particular in the first two years of the RIIO controls, as these are priority assets in terms of public safety. Going forward, the business expects to increasingly focus on other asset health areas, in addition to pipelines, in line with plans to deliver the overall eight year RIIO targets.

During the year, the business completed final commissioning activities on the first of four expected new electric drive compressors which are expected to improve local air quality through reduced emissions and enable the business to meet the requirements of the Industrial Emissions Directive.

Regulatory and other business developments

The business has benefited from a stable regulatory environment during 2014/15. The import capability of the UK remains strong and the gas supply environment is significantly more diversified than when much of the network was originally designed. Customers now have significant flexibility over which sources of gas they choose to meet demand and the gas transmission network therefore needs to be able to respond to changing day to day supply and demand patterns.

Over the course of 2014/15, UK Gas Transmission continued to engage with stakeholders around the changing requirements on the gas network. This has enabled the Company to take account of customer desire for increased flexibility when developing its proposal to address the impact of the Industrial Emissions Directive on the gas compressor fleet. The business submitted an associated funding request to Ofgem in May 2015 and expects the outcome in the autumn. The level of investment within this submission would represent a material increase in the investment programme in UK Gas Transmission compared to current levels.

Future activities and outlook

The business will continue to monitor storage levels alongside supply and demand expectations over the summer in preparation for the winter months. An update is expected to form part of the Winter Outlook in October.

The outlook for UK Gas Transmission in 2015/16 is positive in terms of continued delivery of good incentive performance and asset growth. Overall achieved Return on Equity is likely to reduce somewhat compared to the strong level in 2014/15 as there is no permit incentive scheme in 2015/16 and pre-determined revenue allowances are also expected to reduce. The business does not expect to have the opportunity to deliver significant increases in totex efficiencies from 2014/15 levels as the absolute level of spend in the business is expected to remain relatively low. This reflects, in particular, a lack of demand for new UK Gas Transmission capacity.

National Grid expects to slightly reduce the level of UK Gas Transmission capital investment in 2015/16 compared to 2014/15, reflecting the completion of a number of compressor projects in the current year. As a result, regulated asset value is expected to grow broadly in line with the rate of inflation in 2015/16.

National Grid	2014/15 Full Year Results Statement

APPENDIX to REVIEW OF UK GAS TRANSMISSION OPERATIONS

Revenue and Costs in 2014/15 on an IFRS basis

On an IFRS basis UK Gas Transmission operating profit was £437m, up £20m or 5%. This increase was slightly lower than expectations, mainly driven by timing and closure costs of an LNG storage facility. Revenues in the year were lower than the targeted level impacted by the milder winter weather. This forms part of the timing adjustments below. Adjusting for timing movements, operating profit increased by £17m.

The principal components of the movement in operating profit are shown below.

(£m)	Year ended 31 March
	2015	2014	% change
Net revenue	780	735	6
Regulated controllable operating costs	(125)	(117)	(7)
Post-retirement costs	(18)	(18)	-
Other operating costs and provisions	(28)	(11)	(155)
Depreciation and amortisation	(172)	(172)	-
Operating profit	437	417	5
Less: Timing impact	(18)	(21)
Operating profit excluding timing	455	438	4

Net revenue (net of pass through costs) increased by £45m. Excluding timing impacts of £3m, net regulated revenue increased by £42m. This included a £29m, one-off, increase in permit income, an £8m increase in core regulated allowed revenues (net of pass through costs and revenues collected on behalf of others) under the RIIO price control arrangements and £5m higher LNG revenues.

Regulated controllable costs increased by £8m. Excluding business change costs, underlying regulated controllable costs increased by around £5m, up 4%, which partly reflected inflationary impacts on salaries and other costs.

Depreciation and amortisation remained flat. Other operating costs increased by £17m, mostly reflecting additional costs relating to the closure of LNG facilities.

National Grid	2014/15 Full Year Results Statement

REVIEW OF UK GAS DISTRIBUTION OPERATIONS

Good operational, safety and financial progress focussed on customer needs

UK Gas Distribution continued to deliver strong performance in its second year of the RIIO price control period. The business has driven innovation, maintained emergency response standards above the required levels and successfully implemented procedures to improve customer connection services.

This year, the UK Gas Distribution business replaced around 1,400km of metallic mains with new polyethylene pipes, delivering safety and environmental benefits and meeting key regulatory outputs. Efficiency savings in the delivery of this programme during 2014/15 will, again, be shared with customers and will benefit their bills, starting in 2016/17 and continuing beyond 2021. The Company continues to develop and trial innovative solutions to manage the costs of this programme on behalf of customers and deliver an increasing level of planned workload over the remaining RIIO price control period.

Building on the business’ good safety record remains a key priority. Safety initiatives in the year included helping landowners and construction industry organisations understand how National Grid protects its gas pipelines and how they can operate safely around them.

Regulated Returns and Financial Performance reflect good efficiency and incentive delivery

Return on Equity 300bp above base levels

Return on Equity for the year, using a long run inflation rate of 3%, was 12.9% compared with a regulatory assumption, used in calculating the original revenue allowance, of 9.9%. The principal components of the difference are shown in the table below. This is in line with the Return on Equity last year.

Return on Equity	2014/15	2013/14
Base return (including avg. 3% long run inflation)	9.9%	9.9%
Totex incentive mechanism	2.3%	2.8%
Other revenue incentives	0.6%	0.2%
Return including in year incentive performance	12.8%	12.9%
Pre-determined additional allowances	0.1%	0.1%
Operational Return on Equity	12.9%	13.0%

UK Gas Distribution again drove significant outperformance against regulatory cost allowances by delivering savings and generating additional returns through the totex incentive mechanism. Much of the totex performance came through efficient delivery of the mains replacement programme. Most of this is delivered through the innovative Gas Distribution Strategic Partnerships (GDSP), contractual partnership arrangements that the business put in place ready for the start of the RIIO period. These actions have significantly reduced the unit cost of replacing metallic mains compared to pre-RIIO levels.

Overall, totex was around £890m compared with an estimated allowance, adjusted for outputs and phasing of spend, of almost £1bn. The Company’s share of this efficiency saving is expected to be around £64m, partly reflected in an estimate of increased regulatory asset value (Performance RAV).

Other revenue incentives, though a smaller part of the return, more than doubled this year. Leakage, shrinkage and capacity incentive performance all improved. National Grid continues to reduce the impacts of its activities on the environment by, for example, reducing gas leakage from its pipeline network through active pressure management and the mains replacement programme. Stakeholder satisfaction measures published during the year showed a strong improvement with UK Gas Distribution being the best performing network operator for 2013/14. The business also delivered improved performance under the customer satisfaction incentives. Overall the UK Gas Distribution

National Grid	2014/15 Full Year Results Statement

business delivered around 60bp of additional returns through other revenue incentives after sharing. On a pre-tax basis, this equates to an estimated £25m of additional revenue allowance.

Regulated Financial Performance down 4%

An explanation of the calculation of regulatory financial performance can be found in the section on UK Electricity Transmission and in the glossary before the notes to this statement.

Regulated financial performance for UK Gas Distribution decreased to £819m from £855m. This reflected an increase in underlying revenues associated with increased regulated asset value, more than offset by lower allowed cost of debt and a slightly reduced achieved return.

Reconciliation of regulated financial performance to operating profit (£m)	2015	2014	% change
Operating profit	826	904	(9)
Movement in regulatory “IOUs”	(28)	(59)
Deferred taxation adjustment	60	85
RAV indexation (assuming 3% RPI inflation)	255	252
Regulatory v IFRS Depreciation difference	(148)	(149)
Fast/Slow money adjustment	(182)	(197)
Pensions	(5)	(9)
Performance RAV created	41	28
Regulated financial performance	819	855	(4)

Regulated Financial Position steady

Regulated asset value was flat year on year, with investment and a share of savings delivered in the form of performance RAV offset by regulatory depreciation. The contribution to growth from RPI inflation in the year was relatively low, compared to long run levels. During the year, net other regulatory liabilities increased by £28m, leaving a closing balance of £83m to return to customers in future years. Much of this movement relates to timing over-recoveries in the current year.

£m	2015	2014
Opening Regulated Asset Value (RAV)*	8,495	8,389
Asset additions (aka slow money) (actual)	333	313
Performance RAV or assets created	41	28
Inflation adjustment (actual RPI)	76	205
Depreciation and amortisation	(434)	(420)
Closing RAV	8,511	8,515

Opening balance of other regulated assets and (liabilities) *	(55)	8
Movement	(28)	(59)
Closing balance	(83)	(51)

Closing Regulated Financial Position	8,428	8,464

*March 2014 opening balances adjusted to correspond with 2013/14 regulatory filings and calculations

Investment activities in 2014/15

UK Gas Distribution continues to invest in new approaches to deliver capital and replacement projects in innovative and lower cost ways. The business has developed technology that contributed to a reduction in the volume of excavations and is exploring a number of alternative “no dig” solutions to achieve further reductions to volume and duration of excavations in future years. National Grid will trial a number of these technologies in the summer of 2015, including Tier One Robotic System (TORS), that will allow the connection of mains and services with minimal excavations and Pipe Renewal In-Situ

National Grid	2014/15 Full Year Results Statement

Manufactured (PRISM), a multi-party project translating existing technology used in the water industry to the gas distribution industry.

Overall capital investment in UK Gas Distribution was £498m, including £360m of replacement expenditure (£14m higher than 2013/14) and £138m of other capex, in line with last year.

Regulatory and other business developments

2014/15 was the second year of the eight year RIIO price control reflecting a stable regulatory environment for the business. As the UK’s energy mix changes, National Grid continues to develop its networks to accommodate gas from new sources. This included further bio-methane connections being made this year, increasing the total number of connections to 10.

Gas Distribution successfully rolled out an improved customer connections process across two of its four networks over the course of the year. This included a reduced number of touch points for customers to manage, a new web portal and the outsourcing of a number of elements of the process. The new process has delivered clear improvements and is now being adopted in the remaining two networks.

Future activities and outlook

The outlook for UK Gas Distribution in 2015/16 is positive in terms of continued delivery of returns and steady asset growth. The business has the opportunity to build on the good totex incentive performance in the year and to further improve on revenue incentive performance.

The business remains on track to deliver the RIIO risk reduction outputs and the annual Health and Safety Executive requirement for length of main replaced over the course of the eight year RIIO period.

For the first two years of the price control, UK Gas Distribution has delivered its primary replacement output, risk reduction on metallic mains, in line with the eight year RIIO target. The run rate of the secondary replacement metric, length of metallic main replaced, is below the eight year average but is in line with the business’ delivery plans. The Company expects to increase the length of mains replaced each year as the RIIO price control progresses (and has phased the allocation of totex allowances accordingly when calculating Return on Equity). At the same time, the business expects to leverage the benefits of innovation to drive further totex performance and customer value.

The business will continue to focus on key success factors. These include: managing the critical GDSP contracts to achieve the maximum sustainable benefits available; implementing performance excellence and improving processes to increase business efficiency and reduce internal costs; improving safety performance and making further progress to improve customer satisfaction. UK Gas Distribution will aim to embed the new connections process and review and improve the customer experience for planned work.

National Grid expects UK Gas Distribution capital investment and replacement expenditure to increase slightly in 2015/16 to over £500m and, as a result, to grow regulated asset value in line with RPI inflation for the year.

National Grid	2014/15 Full Year Results Statement

APPENDIX to REVIEW OF UK GAS DISTRIBUTION OPERATIONS

Revenue and Costs in 2014/15 on an IFRS basis

On an IFRS basis UK Gas Distribution operating profit was £826m, down £78m or 9%. Regulated revenues in the year were lower due to a change in remuneration of replacement spend under the regulatory arrangements. Costs increased and depreciation was higher than last year. Lower pass through costs than expected and an RPI true up have led to an over recovery of £13m in the year. Adjusting for timing movements, operating profit decreased by £62m.

The principal components of the movement in operating profit are shown below.

(£m)	Year ended 31 March
	2015	2014	% change
Net revenue	1,504	1,531	(2)
Regulated controllable operating costs	(353)	(331)	(7)
Post-retirement costs	(36)	(40)	10
Other operating costs and provisions/contribution release	(3)	15	(120)
Depreciation and amortisation	(286)	(271)	(6)
Operating profit	826	904	(9)
Less: Timing impact	13	29
Operating profit excluding timing	813	875	(7)

Net revenue (net of pass through costs) decreased by £27m. Excluding timing impacts of £16m, net regulated revenue decreased by £11m.

Regulated controllable costs increased by £22m. Excluding business change costs, underlying regulated controllable costs increased by around £14m, up 4%, partly reflecting inflationary impacts on salaries and other costs. Post-retirement costs decreased by £4m and the benefit from contribution releases net of other operating costs decreased by £18m reflecting a provision for additional asset protection costs.

Depreciation and amortisation increased by £15m, reflecting investment driven growth in the asset base.

National Grid	2014/15 Full Year Results Statement

REVIEW OF US REGULATED OPERATIONS

Solid performance in 2014/15 while investing at record levels

National Grid’s US Regulated operations delivered another solid year. Revenue increases under several existing rate plans and the addition of new customers helped, in part, offset the impact of additional costs associated with prolonged cold weather and several other one off items. At the same time, record capital investment of $2.4bn in the year resulted in a 7% increase in the underlying regulated rate base.

Network performance and reliability were good, delivering essential services to many customers facing a second year of prolonged cold weather as well as numerous regional snow storms. The gas and electricity networks stood up well to the increased load demands with record gas volumes, heavy snow, with record snowfall in Massachusetts, and local storm activity. As a result, the business achieved almost all of its key reliability metrics. This performance reflected the benefit of infrastructure investment in recent years as well as local teams’ effective storm response. The business continued to invest in strengthening resilience and “hardening” of networks which should help future performance.

Regulated returns reflect financial performance and rate base growth

Return on Equity

Return on Equity for the year was 8.4% representing 87% of the 9.7% overall allowed return used in calculating the original revenue allowances. This compared to a prior year achieved return of 9.0%. The following table sets out the detailed returns for each business and the contribution to the overall year on year movement.

Regulated Return on Equity	Achieved (%) Calendar year				Most recent granted (%)
US Regulated Entity	2014	Contribution to overall US return movement (bp)	2013	2012
New York
KEDNY	8.5	(13)	9.5	11.0	9.4
KEDLI	6.5	(25)	8.8	7.2	9.8
NMPC Gas	8.3	(17)	10.3	5.3	9.3
NMPC Electric	9.0	15	8.0	8.7	9.3
Total New York*	8.2	(40)	8.8	8.5	9.4
Massachusetts
Massachusetts Gas	7.8	(3)	8.5	12.2	9.8
Massachusetts Electric	4.6	(21)	6.4	8.3	10.4
Total Massachusetts *	6.2	(24)	7.4	10.1	10.1
Rhode Island
Narragansett Gas	11.6	7	9.9	5.1	9.5
Narragansett Electric	9.5	(3)	10.1	6.4	9.5
Total Rhode Island*	10.4	4	10.0	5.9	9.5
FERC
Long Island Generation	10.5	(8)	11.9	13.6	10.0
New England Power	11.6	13	11.7	11.6	10.6
Canadian Interconnector	13.0	(1)	13.0	13.0	13.0
Narragansett Electric Transmission	12.1	(1)	12.0	11.6	10.6
Total FERC*	11.5	3	11.8	12.2	10.5
Total US*	8.4%	(57)	9.0	9.2	9.7
* total return weighted by average rate base

National Grid	2014/15 Full Year Results Statement

Overall, revenue increases from existing rate plans, including capex trackers, together with additional income from gas customer growth were only partly able to offset increased operating costs and an increase in rate base. Higher investment in the year led to an increased level of underlying rate base growth (excluding working capital) which will attract future revenues through allowed returns and should support future improvements in overall achieved returns. In the short term, however, this has had a modest adverse impact on reported returns as some of the growth has been over and above the scope of existing tracker mechanisms. Overall the growth in rate base in the year impacted US returns by around 30bp. This should be largely corrected for once the increased rate base is reflected in rates through a successful rate filing programme.

Stabilisation of the new financial system was completed in the first half of 2014/15. As a result, compilation of ‘test year’ data for new rate filings started on 1 October 2014. The new test year data will form the basis of important future rate filings.

As indicated at the time of the Group’s half year results, the gas businesses incurred additional costs associated with mains repair and emergency leak response as well as higher bad debt, following the exceptionally prolonged and cold winter in 2013/14, adding a significant headwind to improving returns in many of our businesses. In addition, underlying inflationary cost increases had an adverse impact on this year’s returns.

In New York, overall returns reduced by 60bp to 8.2%, reflecting in large part the costs associated with the winter weather and the need to file for new rates in KeySpan Energy Distribution New York (KEDNY) and KeySpan Energy Distribution Long Island (KEDLI). Returns in Niagara Mohawk Electric (NMPC or NiMo Electric), which had materially underperformed against its allowed returns over the previous few years, were 9.0%. This represented over 95% of the allowed return of 9.3%. The improvement in NiMo Electric largely reflected the benefit of additional revenue increases under its three year rate plan, agreed in early 2013. For KEDNY and KEDLI, the extra costs associated with the winter weather added to the underlying gap between the current level of operating costs and the costs allowed under the rate plans agreed in 2008. Mitigation of this issue can only be completely addressed by new rates and the Company expects to file for these to ensure new revenues are in place from the start of 2017. Included in the filings will also be requests for additional trackers for selected costs, increased capital allowances and recovery of deferred environmental and other costs.

In Massachusetts, returns fell by 120bp. Gas activities were adversely impacted by the winter weather and increased main leak investigation and repair. Returns in Massachusetts Electric also reduced, reflecting an increased level of bad debts and also a continued gap between actual costs and the allowances set in the 2009 rate plans, which again can only be addressed by new rates which are expected to be in place during 2016.

Combined Rhode Island returns improved by 40bp to 10.4% reflecting the continued impact of updated rates in 2013 with additional tracker and true-up mechanisms as well as their Infrastructure, Safety and Reliability (ISR) programme with concurrent recovery which is updated on an annual basis. The ISR programme covers both capital expenditures and some operating expenses.

Activities regulated by the Federal Energy Regulatory Commission (FERC) delivered another year of good returns where the impact of recent investments and associated revenues were partially offset by the reduction of New England allowed base transmission returns to 10.57% from 11.14%, which came into effect from October 2014.

Financial performance

Overall, US Regulated operating profit was £1,164m, £39m higher at actual exchange rates. The year on year movement in exchange rates had a £30m favourable impact on operating profit. As a result, operating profit was £9m higher on a constant currency basis. Adjusting for year on year timing differences of £20m, operating profit at constant currency for the year excluding timing was £11m (1%) lower than 2013/14.

National Grid	2014/15 Full Year Results Statement

The principal components of the movement in operating profit are shown below.

	Year ended 31 March
(£m, constant currency)	2015	2014	% change
Net revenue	4,078	3,977	3
Regulated controllable operating costs	(1,424)	(1,407)	(1)
Post-retirement costs	(76)	(74)	(3)
Bad debts	(119)	(57)	(109)
Other operating costs and provisions	(843)	(854)	1
Depreciation and amortisation	(452)	(430)	(5)
Operating profit	1,164	1,155	1
Less: Timing impact	30	10
Operating profit excluding timing	1,134	1,145	(1)

Net regulated revenue (excluding timing) increased by £81m, primarily related to increased revenue allowances from the 2013 NiMo rate plans together with capex trackers, higher FERC recoveries, new customer growth and some positive volume impacts. Regulated controllable costs increased by £17m. This included around £37m of additional costs associated with additional maintenance and gas mains repair, more than offset by some one-off items that resulted in a net, year on year, reduction in costs. Excluding these effects, underlying regulated controllable costs increased by around £35m, less than 3%, reflecting inflationary impacts on salaries and other costs partly offset by a continued drive for efficiency.

Post-retirement costs increased by £2m and bad debts increased by £62m partly due to customers’ difficulty paying high winter bills following the extreme winter weather. Depreciation and amortisation increased by £22m and other costs, including the impact of year on year changes in environmental liabilities and the impact of smaller storms, decreased by £11m.

Regulated Financial Position

Overall, US regulated assets increased by $1.3bn to $20.0bn, up 7%. In dollar terms, rate base increased by 5% compared to a 9% increase in the previous year. The benefit of increased investment was somewhat offset by working capital outflows, compared to inflows in the previous year. Excluding these working capital effects US rate base grew at an increased rate of 7%, compared to 5% in 2013/14.

US Regulated Assets ($bn as at 31 March)
	2015	2014	% change
Rate Base excl. working capital (w/c)	16.3	15.1	7
Working capital in Rate Base	0.9	1.2	(21)
Total Rate Base	17.2	16.3	5
Reg. assets outside Rate Base excl. w/c	2.4	2.0	23
Working capital outside Rate Base	0.4	0.4	9
Total regulated assets outside Rate Base	2.8	2.4	21
Total US Regulated Assets	20.0	18.7	7
£bn as at 31 March
	2015	2014	% change
Total US regulated assets at actual currency	13.5	11.2	20
Total US regulated assets at constant currency	13.5	12.6	7

Increased investment in 2014/15 driven by gas mains replacement

The US Regulated business invested $2.4bn or £1.5bn during 2014/15, £250m more than in 2013/14 at constant currency. This increase was across many areas of the business but mainly related to

National Grid	2014/15 Full Year Results Statement

increased demand for natural gas, continued focus on higher mains replacement and mandated programmes, reliability and reinforcement spend in electric and FERC transmission projects.

The business continues to invest in strengthening system resilience by assessing vulnerabilities throughout the networks and targeting investment where it can have the biggest benefits. This has been of increased importance given the recent varied weather patterns.

Detailed US Rate Base: Rate Base ($m) as at 31 March
US Regulated Entity	2015	2014	% change
New York
KEDNY	2,387	2,390	-
KEDLI	2,146	2,094	2
NMPC Gas	1,060	1,013	5
NMPC Electric	4,453	4,248	5
Total New York	10,046	9,745	3
Massachusetts
Massachusetts Gas	1,747	1,515	15
Massachusetts Electric	1,905	1,812	5
Total Massachusetts	3,652	3,327	10
Rhode Island
Narragansett Gas	496	466	6
Narragansett Electric	570	567	1
Total Rhode Island	1,066	1,033	3
FERC
Long Island Generation	446	433	3
New England Power	1,380	1,277	8
Canadian Interconnector	16	27	(41)
Narragansett Electric Transmission	607	499	22
Total FERC	2,449	2,236	10
Total US rate base	17,213	16,341	5

Regulatory and other business developments

During 2014/15 the business has continued to strengthen its customer-led service culture, responding to local, community focused, needs. In recent months an expansion of the current jurisdictional model, developed around National Grid’s four service areas, has been implemented to further enhance this localised service offering.

Regulators and government organisations in the US continue to prioritise investments in safe and reliable supply of gas and electricity through mains replacement, localised grid modernisation, as well as transmission projects.

The New York Public Service Commission (NYPSC) approved recovery mechanisms (with some concurrent recovery) for additional capital spend of just over $200m per annum for gas main replacements, system resilience and customer growth during calendar years 2015 and 2016 for the KEDLI gas distribution business on Long Island. In addition, on 30 April 2015, the Massachusetts Department of Public Utilities issued an order associated with National Grid’s proposed Gas System Enhancement Plan for expansion of the leak prone pipe replacement programme to $175 million in calendar year 2015 with concurrent recovery similar to the ISR tracker in Rhode Island. Recently, the NYPSC launched a proceeding to enable new funding mechanisms, such as surcharges, for utilities to accelerate the replacement of leak prone pipe. The NYPSC highlighted KEDLI as the first utility to implement such a surcharge. This funding mechanism would help mitigate the regulatory lag related to accelerated pipe replacement and should have a positive benefit to National Grid’s other New York gas utilities in the event that further workload increases are required.

National Grid	2014/15 Full Year Results Statement

In electricity distribution, both Massachusetts and New York regulators are pursuing grid modernisation initiatives that will include elements such as advanced metering, communications systems, grid control and distributed resources, aligning well with National Grid’s own Connect 21 programme for network investment. In its Reforming the Energy Vision (REV) proceeding, the NYPSC issued the Track 1 order adopting a regulatory policy framework to develop markets for distributed energy resources. National Grid intends to file demonstration projects by 1 July 2015 and a wider implementation plan by December. Track 2 of the REV proceeding, which will address ratemaking questions, will commence in the summer. In Massachusetts, the Company will submit its first 10 year grid modernisation plan on 5 August. The plan will detail investments to ensure the modernisation and effectiveness of the network, improving reliability and incorporating distributed generation and certain smart grid elements.

In New England, in February 2015, the New England independent system operator (ISO) selected a transmission project jointly proposed by National Grid and Eversource Energy as the preferred transmission solution for reliability challenges in the Greater Boston area. The Company’s share of the project is approximately $200 million, which will be subject to FERC formula rates and incentives. Construction is expected to start in 2016.

In addition to the leak prone pipe programme, infrastructure investments in the year included around $125 million further investment in the New England East-West Solution transmission project and $35 million to complete the Brooklyn Queens Interconnect project, the first new interstate pipeline in New York City in 40 years, addressing long term supply issues. In addition, the Company continues to pursue FERC regulated gas and electric projects including the recently announced partnership in Northeast Access which supports gas pipeline expansion in New England as well as the Greenline Infrastructure Alliance to build transmission projects in New England.

National Grid is confident that an improved investment framework can form part of many of the new rate filings that the business expects to make over the next few years. Many recent investments in grid modernisation and gas mains replacement have led the continuing improvements in service levels and reliability across National Grid’s US service territory, providing strong support for future discussions and filings.

Future activities and outlook

The 2015/16 outlook for National Grid’s US Regulated activities is one of continued investment and growth. At the same time, the Company will continue to focus on delivering efficient, local customer-led services that safely support network reliability. New rate filings will form the basis for improvement in achieved returns. In the meantime, National Grid will look to manage costs proactively and maximise revenue opportunities pending revenue and cost allowance increases. As a result, the business expects to deliver a similar level of operating profit in 2015/16 to the level achieved this year, excluding any impact from timing.

US Regulated capital investment should be broadly unchanged in 2015/16, compared with 2014/15. While there will be lower spend on transmission projects, continued investment in gas programme’s and electricity distribution infrastructure should provide some mitigation. As a result, underlying growth in rate base (i.e. before working capital movements) is expected to be around 6% in 2015/16.

National Grid expects to make full rate filings for the KEDLI and KEDNY businesses so that new rates can be in effect by the start of 2017. In Massachusetts, revenue improvements from a full filing could take effect as early as the middle of 2016. The filings will be made after relevant consultation with regulators around the future operating and capex requirements of the business and the appropriate rate making mechanisms to remunerate these programmes.

National Grid	2014/15 Full Year Results Statement

REVIEW OF OTHER ACTIVITIES

Good performance from existing businesses and increased business development activity

Operating profit by principal activities (£m)	2015	2014	% change
Metering	160	162	(1)
Grain LNG	72	74	(3)
French Interconnector	103	85	21
Property	28	31	(10)
UK corporate and other activities	(43)	(37)	(16)
Sub-total UK operating profit	320	315	2
US corporate and other activities	(121)	(184)	34
Total operating profit	199	131	52
Total operating profit – constant currency	199	126	58

Share of post-tax results of joint ventures and associates	46	28	64

Metering profit steady; cash flow remains strong

The Metering business’ operating profit decreased slightly by £2m due to lower tariffs and a gradual reduction in its population of meters, driven in part by the replacement of National Grid meters by third party smart meters. These reductions were partially offset by a lower depreciation expense and reduced operating costs. Capital investment also decreased by £7m due to lower meter work and information system spend primarily resulting from the decrease in meter population.

This year, the Company implemented new software that allows remote customer self-service access for some industrial and commercial services. Customer satisfaction scores for industrial and commercial and domestic customers remain on track and the Company continues to work with customers on areas of further improvement.

Grain LNG profit steady; new services aim to increase revenues

National Grid’s LNG import terminal on the Isle of Grain delivered a consistent level of performance and generated £2m less operating profit than last year due to a £3m environmental provision. The Company continues to look for additional ways to generate additional revenues from its investment. This year Grain LNG launched a new ship cool down service to help ships that have been out of service re-load full LNG cargos. Next year, the Company expects to launch a new LNG road tanker facility that will provide tankered LNG to service off grid customers and as a transportation fuel. Capital investment in the year was £43m (2013/14: £44m).

Increased power price differentials drive 20% increase in French Interconnector profit

The 2GW capacity French Interconnector delivered another year of strong performance, increasing operating profit to £103m (2013/14: £85m). This primarily reflected a high power price differential between France and the UK, increasing the revenue generated from the auctions of interconnector’s capacity, and improved availability following a significant valve replacement programme. The vast majority of the flows in 2014/15 were from France to the UK.

Property delivered steady operating profit; joint venture formed with Berkeley Group

The Property business delivered an operating profit of £28m (2013/14: £31m), principally derived from property sales. In November, the Property business entered into a joint venture with Berkeley Group to develop a number of its sites in London and the surrounding area.

National Grid will remediate sites and, once planning consents and other conditions have been met, will transfer sites into the joint venture, with Berkeley Group contributing the equivalent agreed land value as cash to fund the development over time.

National Grid	2014/15 Full Year Results Statement

At the time of the transfer, National Grid’s Property business would expect to recognise half of any uplift of the transfer price compared to book value. As sites are developed and sold, National Grid Property would expect to gradually recognise the other half of any uplift, with the Group’s share of development profits being reported as joint venture profits. National Grid expects to transfer its first site into the joint venture in 2015/16 with development profits expected to begin in 2018/19.

Increased level of business development activity

National Grid is pursuing a series of attractive investment opportunities in both the UK and Northeast US to provide environmental benefits and enhance the security of supply for customers. These opportunities would require investment over the later part of this decade and would be expected to deliver cash flow benefits from 2019 onwards.

Final investment decisions made on two new UK interconnectors

National Grid recently agreed to proceed with two new subsea electricity interconnectors. The Company expects to invest around €350m in the 1GW Nemo Link between Great Britain and Belgium and around €1bn in the 1.4GW NSN Link between Great Britain and Norway. National Grid will have a 50% stake in each project and both will be governed by their own cap and floor regulatory regime. The Company expects to have completed development of both of these projects by early next decade. National Grid also progressed plans for potential new interconnection projects to France and Denmark and continues to consider an interconnection project to Iceland.

US partnerships formed to enhance Northeast transmission infrastructure

National Grid has formed partnerships to develop electricity and gas transmission infrastructure in the Northeast US. In December, National Grid announced the formation of the Greenline Infrastructure Alliance with Anbaric Transmission which will initially develop a proposal for a 1GW land and sea cable to transmit renewable energy from Maine and eastern Canada to Massachusetts.

In February, National Grid joined Eversource Energy and Spectra Energy as a co-developer (with a 20% equity interest) of the proposed $3 billion Access Northeast gas pipeline expansion project. The project is anticipated to save electricity customers an average of $1 billion annually by reducing fuel supply constraints for gas-fired electricity generators.

National Grid made further progress with NY Transco, a new joint venture between affiliates of the publicly listed New York transmission owners in which National Grid has a circa 30% stake. In December 2014, NY Transco made a filing with FERC for five proposed transmission projects to modernise the transmission system and eliminate capacity bottlenecks, with an expected total cost of $2bn. On 2 April 2015, FERC approved certain elements of the filing, including a 50bp Return on Equity adder for joining NYISO and a project-specific 50bp adder for risks for the largest project, but rejected the detailed cost allocation proposal. This may be resolved via a subsequent settlement proceeding.

Other costs down reflecting completion of US system stabilisation upgrade

Including business development costs, UK and US corporate and other costs were £164m, down £62m from 2013/14 at constant currency primarily due to reduced US financial system implementation costs. Costs to complete the system stabilisation upgrade totalled £56m, down £97m from 2013/14. This reduction was partially offset by around £16m of asset related charges in the US.

National Grid	2014/15 Full Year Results Statement

Other selected financial information	Year ended 31 March
(£m) – constant currency	2015	2014	% change
Operating profit	199	131	52
Depreciation	(196)	(213)	8
Depreciation (actual exchange rates)	(196)	(211)	7

Capital investment (£m) – actual currency
Metering	46	53	(13)
Grain LNG	43	44	(2)
French Interconnector	1	5	(80)
Property	2	-	n/a
Other UK	16	11	45
Other US	105	67	57
Capital expenditure excluding joint ventures	213	180	18
Investment in joint ventures (JVs)	-	4	n/a
Capital investment including investment in JVs	213	184	16

Joint Ventures

Share of post-tax results by principal activities (£m)	2015	2014	% change
BritNed	31	15	107
Millennium	9	7	29
Iroquois	7	6	17
Other	(1)	-	-
Share of post-tax results of joint ventures and associates	46	28	64

Joint ventures in the Group consist principally of interests in an electricity transmission interconnector and gas pipelines. These include a 50% interest in the 1GW BritNed electricity interconnector between the Netherlands and England, a 26% interest in the Millennium natural gas pipeline in New York State and a 20% interest in the Iroquois gas pipeline between Long Island and the Canadian border.

National Grid’s share of post-tax results of joint ventures for the year was £46m an increase of £18m compared with 2013/14. This reflected a significant increase in the contribution from the BritNed Interconnector reflecting increased power price differentials between the Netherlands and the UK.

National Grid	2014/15 Full Year Results Statement

TECHNICAL GUIDANCE

National Grid provides technical guidance to aid consistency across a range of modelling assumptions of a technical, rather than trading or core valuation, nature. The Company may provide appropriate updates to this information on a regular basis as part of its normal reporting. The outlook and technical guidance contained in this statement should be reviewed, together with the forward looking statements set out in this release, in the context of the cautionary statement.

UK regulated operations: Performance measures

Totex outperformance against regulatory target levels in UK Gas Distribution and UK Electricity Transmission is expected to continue into 2015/16.

Other incentive performance is expected to reduce somewhat, reflecting the strong performance in 2014/15, particularly in the Gas Transmission permit scheme which is not available going forward.

Contributions to Returns on Equity resulting from performance in previous price controls are expected to reduce significantly in Gas Transmission, following the agreed profile determined by the RIIO regulatory outcome.

Investment in UK regulated operations is expected to continue at broadly similar levels to 2014/15. Combining investment with the benefit of totex performance on the RAV, National Grid expects similar levels of real RAV growth in 2015/16 to the levels in 2014/15.

UK regulated operations: Earnings Items

In November, Ofgem ran the financial models that calculate substantial elements of the revenue allowances for National Grid’s UK regulated businesses. The outcome of these model runs (known as the ‘MOD adjustments’) were in line with National Grid’s expectations.

The ‘MOD adjustments’ for UK Electricity Transmission in 2015/16 will reduce net revenues by approximately £130m compared to Ofgem’s original base case. This reflects, in part, sharing of an element of the significant efficiency savings delivered in the first year of the UK RIIO price controls, with National Grid’s performance providing immediate benefits to customers. The reduction will be partially offset by other allowed revenue growth. As a result, excluding the impact of timing and annual incentive performance (and the benefit of one off legal settlements in 2014/15), net revenues in UK Electricity Transmission in 2015/16 are expected to reduce by approximately £50m compared to 2014/15.

On the same basis, the MOD adjustments in UK Gas Transmission should contribute to net revenues for 2015/16 that are in line with those in 2014/15. UK Gas Distribution net revenues are expected to increase by approximately £50m including increased revenue allowances relating to tax costs.

In addition, headline year on year net revenue movements are expected to be impacted by under and over recoveries of revenue during 2014/15 and the recovery of some of the timing balances created in 2013/14. These balances relate to revenue over and under recoveries, adjustments relating to incentive performance and some cost true ups resulting from regulatory performance in 2013/14.

UK depreciation is expected to increase, reflecting the impact of continued high levels of capital investment.

National Grid	2014/15 Full Year Results Statement

US regulated operations: Performance measures

Overall US Return on Equity is expected to reflect a broadly flat level of operating profit compared to 2014 and also to be affected by the 5% rate base growth delivered last year. As a result US Return on Equity is expected to be around 8% in 2015.

US regulated operations: Earnings measures

US regulated operating profit in 2013/14 was £1,134m, excluding the impact of timing. Increased revenue in 2015/16 from existing rate plans and tracker mechanisms is expected to be broadly offset by increased costs and depreciation.

Other activities

Costs associated with US financial system and process implementation impacted the results for other activities in 2014/15 by £56m. These costs are not expected to recur in 2015/16.

Early indications for French Interconnector performance for 2015/16 are that the market remains similar to the favourable conditions experienced in 2014/15.

Interest and Taxation

Net finance costs for 2015/16 are expected to be broadly consistent with those in 2014/15.

For the full year 2015/16, the effective tax rate is expected to be to be around 24%.

Investment, Growth and Net Debt

Overall Group capital expenditure for 2015/16 is expected to be of a similar order of magnitude as 2014/15.

Cash flow before capex and shareholder returns is expected to reduce slightly reflecting lower working capital inflows and increased US pension contributions.

As a result, net debt is expected to increase by around £1.5bn during 2015/16, excluding the effect of any exchange rate impacts or net scrip dividend dilution.

National Grid	2014/15 Full Year Results Statement

APPENDIX: BASIS OF PRESENTATION, DEFINITIONS AND METRIC CALCULATIONS

BASIS OF PRESENTATION

Adjusted and Statutory Results

Unless otherwise stated, all financial commentaries in this release are given on an adjusted basis at actual exchange rates. Prior year earnings per share figures are restated to reflect the impact of additional shares issued as scrip dividends (refer to note 6 on page 55).

‘Adjusted’ results are a key financial performance measure used by National Grid, being the results for continuing operations before exceptional items and remeasurements. Remeasurements comprise gains or losses recorded in the income statement arising from changes in the fair value of commodity contracts and of derivative financial instruments to the extent that hedge accounting is not achieved or is not fully effective. Commentary provided in respect of results after exceptional items and remeasurements is described as ‘statutory’. Further details are provided in note 3 on page 51. A reconciliation of business performance to statutory results is provided in the consolidated income statement on page 43.

DEFINITIONS

Constant currency

‘Constant currency basis’ refers to the reporting of the actual results against the results for the same period last year which, in respect of any US$ currency denominated activity, have been translated using the average US$ exchange rate for the year ended 31 March 2015, which was $1.58 to £1.00. The average rate for the year ended 31 March 2014, was $1.62 to £1.00. Assets and liabilities as at 31 March 2014 have been retranslated at the closing rate at 31 March 2015 of $1.48 to £1.00. The closing rate for the balance sheet date 31 March 2014 was $1.67 to £1.00.

Earnings per share

Prior year earnings per share figures are restated to reflect the impact of additional shares issued as scrip dividends.

Major storms

There were no storms categorised as ‘Major storms’ in 2014/15 or 2013/14. In 2012/13 Major storms were ‘Superstorm’ Sandy in 2012 and the ‘Nemo’ snow storm in February 2013.

Other regulatory assets and liabilities

The revenues that National Grid’s UK regulated businesses target to collect in any year are based on the regulator’s forecasts for that year. Under the new UK price control arrangements, revenues will be adjusted in future years to take account of actual levels of collected revenue, costs and outputs delivered when they differ from those regulatory forecasts. This includes adjustments designed to share performance efficiencies with customers. National Grid’s estimate of these future revenue adjustments are represented in the calculation of regulated financial performance and regulated financial position as “other regulatory assets and liabilities”. These include:

●	Revenues associated with sharing under the totex incentive mechanism
●	Adjustments for changes to customer output requirements on totex allowances
●	True ups for pass through costs, actual RPI and pensions deficit repair costs
●	Differences between allowed/targeted and recovered revenues
●	Differences between revenues collected and earned under other incentive mechanisms

In addition, other regulatory assets and liabilities include balances relating to “phasing adjustments”. Where expenditure allowances have been awarded in one year but are associated with expenditure that is now expected to be incurred in a different year National Grid applies “phasing adjustments” to better match the allowances to the year of expenditure. In such cases, the revenues associated with these re-phased allowances are included in other regulated assets and liabilities and reversed when the associated expenditure is incurred.

In the US, other regulatory assets and liabilities include regulatory assets and liabilities which are not included in the definition of rate base within that jurisdiction, including working capital where appropriate.

National Grid	2014/15 Full Year Results Statement

Performance RAV

UK performance efficiencies are in part remunerated by the creation of additional RAV which is expected to result in future earnings under regulatory arrangements. This is an addition to RAV above and beyond that associated with the remuneration of actual expenditure and is termed “performance RAV”.

Timing

Under the Group’s regulatory frameworks, the majority of the revenues that National Grid is allowed to collect each year are governed by a regulatory price control or rate plan. If a company collects more than this allowed level of revenue, the balance must be returned to customers in subsequent years, and if it collects less than this level of revenue it may recover the balance from customers in subsequent years. These variances between allowed and collected revenues give rise to “over and under recoveries”. In addition, a number of costs in both the UK and the US are pass-through costs (including substantial commodity and energy efficiency costs in the US), and are fully recoverable from customers. Any timing differences between costs of this type being incurred and their recovery through revenues are also included in over and under-recoveries. In the UK, timing differences also include an estimation of the difference between revenues earned under revenue incentive mechanisms and any associated revenues collected. UK timing balances and movements exclude any adjustments associated with changes to controllable cost (totex) allowances or adjustments under the totex incentive mechanism.

Identification of these timing differences enables a better comparison of performance from one period to another. Opening balances of under and over-recoveries have been restated where appropriate to correspond with regulatory filings and calculations.

Totex

Under the UK RIIO regulatory arrangements the Company is incentivised to deliver efficiencies against cost targets set by the regulator. In total, these targets are set in terms of a regulatory definition of combined total operating and capital expenditure, also termed “totex”. The definition of totex differs from the total combined regulated controllable operating costs and regulated capital expenditure as reported in this statement according to IFRS accounting principles. Key differences are capitalised interest, capital contributions, exceptional costs, costs covered by other regulatory arrangements and unregulated costs.

National Grid	2014/15 Full Year Results Statement

METRIC CALCULATIONS

Regulated financial performance (£m)	2014/15				2013/14
	UKET	UKGT	UKGD	US REG	UKET	UKGT	UKGD	US REG
Statutory operating profit	1,237	437	826	1,081	1,027	406	780	1,388
Exceptional items/remeasurements	-	-	-	83	60	11	124	(263)
Adjusted operating profit	1,237	437	826	1,164	1,087	417	904	1,125
Depreciation and amortisation	376	172	286	452	343	172	271	419
EBITDA	1,613	609	1,112	1,616	1,430	589	1,175	1,544
Regulatory treatment adjustments
Movement in UK regulatory “IOUs”	(130)	(16)	(28)	-	(19)	(28)	(59)	-
US timing	-	-	-	(30)	-	-	-	(10)
Performance RAV created	77	(7)	41	-	30	(7)	28	-
Pensions deficit contributions	(48)	(49)	(5)	(92)	(47)	(46)	(9)	(120)
3% RAV Indexation	326	166	255	-	301	162	252	-
UK deferred taxation adjustment	88	85	60	-	53	12	85	-
Regulatory depreciation	(728)	(194)	(434)	(452)	(680)	(174)	(420)	(419)
Fast/slow money adjustment	34	54	(182)	-	(2)	44	(197)	-
Regulated financial performance	1,232	648	819	1042	1,066	552	855	995

Group RoE calculation
(year ended 31 March)	2015	2014	2013*
Regulated financial performance	3,741	3,468	3,696
Operating profit of other activities	199	131	62
Group financial performance	3,940	3,599	3,758
Share of post-tax results of joint ventures	46	28	18
Non-controlling interests	8	12	(1)
Adjusted group interest charge	(945)	(1,055)	(1,057)
Group tax charge	(695)	(581)	(665)
Tax on adjustments	(14)	73	44
Group financial performance after interest and tax	2,340	2,076	2,097

Opening rate base/RAV	35,237	33,128	31,424
Opening NBV of non-regulated businesses	1,341	1,185	979
Joint Ventures	358	371	341
Opening Goodwill	4,856	5,028	4,776
Opening capital employed	41,792	39,712	37,520
Net Debt	(21,974)	(21,429)	(19,597)
Opening Equity	19,818	18,283	17,923

Return on Equity	11.8%	11.4%	11.7%

  * Impact of major US storms removed from the calculation as presented. Including storm costs, 2012/13 Group RoE was 11.2%.

Regulated financial position (£m – constant currency)	2014/15
	UKET	UKGT	UKGD	US REG
Opening RAV/rate base	10,854	5,529	8,495	10,988
In year movement	485	23	16	603
Closing RAV/ratebase	11,339	5,552	8,511	11,591

Opening other regulatory assets and liabilities	197	174	(55)	1,558
In year movement	(130)	(16)	(28)	331
Closing other regulatory assets and liabilities	67	158	(83)	1,889
Closing regulated financial position	11,406	5,710	8,428	13,480
	Total 2014/15			39,024

National Grid	2014/15 Full Year Results Statement

DESCRIPTION OF METRIC CALCULATIONS

Regulated financial performance

The regulated financial performance calculation provides a measure of the performance of the regulated operations before the impacts of interest and taxation. It makes adjustments to reported operating profit to reflect the impact of the businesses’ regulatory arrangements when presenting financial performance. It reflects both the value realised on behalf of providers of capital in the year and also an estimation of net value created, but not yet realised, that is reasonably expected to be realised or returned to customers in future periods under the Group’s regulatory arrangements.

The principal adjustments from reported operating profit to regulated financial performance are:

Adjustment	Calculation
US timing & movement in UK regulatory “IOUs”
Revenue related to performance in one year may be recovered in later years. Revenue may be recovered in one year but be required to be returned to customers in future years.	US: As per US Timing UK: Movement in other regulated assets and liabilities
Performance RAV
UK performance efficiencies are in part remunerated by the creation of additional RAV which is expected to result in future earnings under regulatory arrangements.	In year totex outperformance multiplied by the appropriate regulatory capitalisation ratio and multiplied by the retained company incentive sharing ratio.
Pension adjustment

Cash payments against pension deficits in the UK are recoverable under regulatory contracts. In US Regulated operations, US GAAP pension charges are generally recoverable through rates. Revenue recoveries are recognised under IFRS but payments are not charged against IFRS operating profits in the year.

UK: cash payments against the regulatory proportion of pension deficits in the UK regulated business US: the difference between IFRS and US GAAP pension charges.
3% RAV Indexation
Future UK revenues expected to be set using an asset base adjusted for inflation.	UK RAV multiplied by 3%.
UK deferred taxation adjustment
Future UK revenues are expected to recover cash taxation cost including the unwinding of deferred taxation balances created in the current year.	The difference between 1. IFRS EBITDA less other regulatory adjustments and 2. IFRS EBITDA less other regulatory adjustments less current taxation (adjusted for interest tax shield) then grossed up at full UK statutory tax rate.
Regulatory depreciation
US and UK regulated revenues include allowance for a return of regulatory capital in accordance with regulatory assumed asset lives. This return does not form part of regulatory profit.	Regulatory depreciation.
Fast/slow money adjustment

The regulatory remuneration of costs incurred is split between in year revenue allowances and the creation of additional RAV. This does not align with the classification of costs as operating costs and fixed asset additions under IFRS accounting principles.

Difference between IFRS classification of costs as operating costs or fixed asset additions and the regulatory classification.

National Grid	2014/15 Full Year Results Statement

Group RoE Calculation

The Group Return on Equity (RoE) calculation provides a measure of the performance of the whole Group compared with the amounts invested by the Group in assets attributable to equity shareholders.

Calculation: Regulatory financial performance less adjusted interest and adjusted taxation divided by equity investment in assets

●

Adjusted interest removes interest on pensions, capitalised interest and release of provisions Adjusted taxation adjusts the Group taxation charge for differences between IFRS profit before tax and regulated financial performance less adjusted interest

●

Equity investment in assets is calculated as the total opening UK regulatory asset value, the total opening US rate base plus goodwill plus opening net book value of joint ventures and other activities; minus opening net debt as reported under IFRS

US Regulated Return on Equity (nominal)

US Regulated Return on Equity is a measure of how a business is performing operationally against the assumptions used by the regulator.

This US operational return measure is calculated using the assumption that the businesses are financed in line with the regulatory adjudicated capital structure.

This is a post-tax US GAAP metric as calculated annually (calendar year to 31 December).

Calculation: Regulated net income divided by equity rate base:

●

Regulated net income calculated as US GAAP operating profit less interest on the adjudicated debt portion of the rate base (calculated at the actual rate on long term debt, adjusted where the proportion of long term debt in the capital structure is materially different from the assumed regulatory proportion) less tax at the adjudicated rate

●	Regulated net income is adjusted for earned savings in New York and Narragansett Electric and for certain material specified items
●

Equity rate base is the average rate base for the calendar year as reported to the Group’s regulators or, where a reported rate base is not available, an estimate based on rate base calculations used in previous rate filings multiplied by the adjudicated equity portion in the regulatory capital structure

UK Regulated Return on Equity (nominal)

UK operational return is a measure of how a business is performing operationally against the assumptions used by the regulator.

These returns are calculated using the assumption that the businesses are financed in line with the regulatory adjudicated capital structure, at the cost of debt assumed by the regulator.

Calculation: Base allowed Return on Equity plus or minus the following items

●	Additional allowed revenues/profits earned in the year from incentive schemes, less associated corporation tax charge;
●	Totex outperformance multiplied by the company sharing factor set by the regulator; and
●	Revenues (net of associated depreciation and base allowed asset return) allowed in the year associated with incentive performance earned under previous price controls but not yet fully recovered, less associated corporation tax charge (excluding logging up or pensions recovery)

Divided by average equity RAV in line with regulatory assumed capital structure.

National Grid	2014/15 Full Year Results Statement

PROVISIONAL FINANCIAL TIMETABLE

4 June 2015	Ordinary shares go ex-dividend
5 June 2015	Record date for 2014/15 final dividend
11 June 2015	Scrip reference price announced
22 June 2015	Scrip election date for 2014/15 final dividend
21 July 2015	Annual General Meeting, ICC, Birmingham
5 August 2015	2014/15 final dividend paid to qualifying shareholders
10 November 2015	2015/16 half year results
26 November 2015	Ordinary shares go ex-dividend
27 November 2015	Record date for 2015/16 interim dividend
3 December 2015	Scrip reference price announced
11 December 2015	Scrip election date for 2015/16 interim dividend
13 January 2016	2015/16 interim dividend paid to qualifying shareholders
May 2016	2015/16 preliminary results

American Depositary Receipt (ADR) Deposit Agreement

The Company amended the deposit agreement under which the ADRs representing its ordinary shares are issued to allow a fee of up to $0.05 per ADR to be charged for any cash distribution made to ADR holders, including cash dividends. ADR holders who receive cash in relation to the 2014/15 final dividend will be charged a fee of $0.02 per ADR by the Depositary prior to distribution of the cash dividend.

National Grid	2014/15 Full Year Results Statement

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘aims’, ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations, announcements from and decisions by governmental bodies or regulators (including the timeliness of consents for construction projects); the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse seasonal and weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities, or due to unauthorised access to or deliberate breaches of National Grid’s IT systems and supporting technology; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes and internal transformation and remediation plans; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions such as paying dividends, lending or levying charges; inflation or deflation; the delayed timing of recoveries and payments in National Grid’s regulated businesses and whether aspects of its activities are contestable; the funding requirements and performance of National Grid’s pension schemes and other post-retirement benefit schemes; the failure to attract, train or retain employees with the necessary competencies, including leadership skills, and any significant disputes arising with National Grid’s employees or the breach of laws or regulations by its employees; and the failure to respond to market developments, including competition from onshore transmission, and grow the Company’s business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity, including assumptions in connection with joint ventures. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Report section and the ‘Risk factors’ on pages 167 to 169 of National Grid’s most recent Annual Report and Accounts, as updated by National Grid’s unaudited half-year financial information for the six months ended 30 September 2014 published on 7 November 2014. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.

National Grid	2014/15 Full Year Results Statement

Consolidated income statement

for the years ended 31 March

	Notes	2015 £m	2014 £m

Revenue	2(a)	15,201	14,809
Operating costs		(11,421)	(11,074)
Operating profit
Before exceptional items and remeasurements	2(b)	3,863	3,664
Exceptional items and remeasurements	3	(83)	71
Total operating profit	2(b)	3,780	3,735

Finance income	4	36	36

Finance costs
Before exceptional items and remeasurements	4	(1,069)	(1,144)
Exceptional items and remeasurements	3	(165)	93
Total finance costs	4	(1,234)	(1,051)

Share of post-tax results of joint ventures and associates		46	28
Profit before tax
Before exceptional items and remeasurements	2(b)	2,876	2,584
Exceptional items and remeasurements	3	(248)	164
Total profit before tax	2(b)	2,628	2,748

Tax
Before exceptional items and remeasurements	5	(695)	(581)
Exceptional items and remeasurements	3	78	297
Total tax	5	(617)	(284)
Profit after tax
Before exceptional items and remeasurements		2,181	2,003
Exceptional items and remeasurements	3	(170)	461

Profit for the year		2,011	2,464
Attributable to:
Equity shareholders of the parent		2,019	2,476
Non-controlling interests		(8)	(12)

		2,011	2,464
Earnings per share[1]

Basic	6(a)	53.6p	65.7p
Diluted	6(b)	53.4p	65.4p

1. Comparative amounts have been restated to reflect the impact of additional shares issued as scrip dividends.

National Grid	2014/15 Full Year Results Statement

Consolidated statement of comprehensive income

for the years ended 31 March

	2015 £m	2014 £m

Profit for the year	2,011	2,464

Other comprehensive (loss)/income
Items that will never be reclassified to profit or loss:
Remeasurements of net retirement benefit obligations	(771)	485
Tax on items that will never be reclassified to profit or loss	299	(172)
Total items that will never be reclassified to profit or loss	(472)	313
Items that may be reclassified subsequently to profit or loss:
Exchange adjustments	175	(158)
Net (losses)/gains in respect of cash flow hedges	(154)	63
Transferred to profit or loss in respect of cash flow hedges	13	27
Net gains on available-for-sale investments	41	6
Transferred to profit or loss on sale of available-for-sale investments	(8)	(14)
Tax on items that may be reclassified subsequently to profit or loss	11	(2)
Total items that may be reclassified subsequently to profit or loss	78	(78)

Other comprehensive (loss)/income for the year, net of tax	(394)	235

Total comprehensive income for the year	1,617	2,699
Attributable to:
Equity shareholders of the parent	1,624	2,711
Non-controlling interests	(7)	(12)

	1,617	2,699

National Grid	2014/15 Full Year Results Statement

Consolidated statement of changes in equity for the years ended 31 March		Share capital	Share premium account	Retained earnings	Other equity reserves	Total share- holders’ equity	Non- controlling interests	Total equity
	Note	£m	£m	£m	£m	£m	£m	£m

At 1 April 2013		433	1,344	13,133	(4,681)	10,229	5	10,234
Profit for the year		-	-	2,476	-	2,476	(12)	2,464
Total other comprehensive income/(loss) for the year		-	-	313	(78)	235	-	235

Total comprehensive income/(loss) for the year		-	-	2,789	(78)	2,711	(12)	2,699
Equity dividends	7	-	-	(1,059)	-	(1,059)	-	(1,059)
Scrip dividend related share issue[1]		6	(8)	-	-	(2)	-	(2)
Issue of treasury shares		-	-	14	-	14	-	14
Purchase of own shares		-	-	(5)	-	(5)	-	(5)
Other movements in non-controlling interests		-	-	(4)	-	(4)	15	11
Share-based payment		-	-	20	-	20	-	20
Tax on share-based payment		-	-	7	-	7	-	7

At 31 March 2014		439	1,336	14,895	(4,759)	11,911	8	11,919
Profit for the year		-	-	2,019	-	2,019	(8)	2,011
Total other comprehensive (loss)/income for the year		-	-	(472)	77	(395)	1	(394)

Total comprehensive income/(loss) for the year		-	-	1,547	77	1,624	(7)	1,617
Equity dividends	7	-	-	(1,271)	-	(1,271)	-	(1,271)
Scrip dividend related share issue[1]		4	(5)	-	-	(1)	-	(1)
Purchase of treasury shares		-	-	(338)	-	(338)	-	(338)
Issue of treasury shares		-	-	23	-	23	-	23
Purchase of own shares		-	-	(7)	-	(7)	-	(7)
Other movements in non-controlling interests		-	-	(3)	-	(3)	11	8
Share-based payment		-	-	20	-	20	-	20
Tax on share-based payment		-	-	4	-	4	-	4

At 31 March 2015		443	1,331	14,870	(4,682)	11,962	12	11,974

1. Included within share premium account are costs associated with scrip dividends.

National Grid	2014/15 Full Year Results Statement

Consolidated statement of financial position

as at 31 March

	Notes	2015 £m	2014 £m

Non-current assets
Goodwill		5,145	4,594
Other intangible assets		802	669
Property, plant and equipment		40,723	37,179
Other non-current assets		80	87
Pension assets		121	174
Financial and other investments		330	284
Investments in joint ventures and associates		318	351
Derivative financial assets	9	1,539	1,557

Total non-current assets		49,058	44,895

Current assets
Inventories and current intangible assets		340	268
Trade and other receivables		2,836	2,855
Financial and other investments	9	2,559	3,599
Derivative financial assets	9	177	413
Cash and cash equivalents	9	119	354

Total current assets		6,031	7,489

Total assets		55,089	52,384

Current liabilities
Borrowings	9	(3,028)	(3,511)
Derivative financial liabilities	9	(635)	(339)
Trade and other payables		(3,292)	(3,031)
Current tax liabilities		(184)	(168)
Provisions		(235)	(282)

Total current liabilities		(7,374)	(7,331)

Non-current liabilities
Borrowings	9	(22,882)	(22,439)
Derivative financial liabilities	9	(1,764)	(824)
Other non-current liabilities		(1,919)	(1,841)
Deferred tax liabilities		(4,297)	(4,082)
Pensions and other post-retirement benefit obligations		(3,379)	(2,585)
Provisions		(1,500)	(1,363)

Total non-current liabilities		(35,741)	(33,134)

Total liabilities		(43,115)	(40,465)

Net assets		11,974	11,919

Equity
Share capital		443	439
Share premium account		1,331	1,336
Retained earnings		14,870	14,895
Other equity reserves		(4,682)	(4,759)

Shareholders’ equity		11,962	11,911
Non-controlling interests		12	8

Total equity		11,974	11,919

National Grid	2014/15 Full Year Results Statement

Consolidated cash flow statement

for the years ended 31 March

	Notes	2015 £m	2014 £m

Cash flows from operating activities
Total operating profit	2(b)	3,780	3,735
Adjustments for:
Exceptional items and remeasurements	3	83	(71)
Depreciation, amortisation and impairment		1,494	1,417
Share-based payment charge		20	20
Changes in working capital		301	(59)
Changes in provisions		(41)	(150)
Changes in pensions and other post-retirement benefit obligations		(270)	(323)
Cash flows relating to exceptional items		(17)	(150)

Cash generated from operations		5,350	4,419
Tax paid		(343)	(400)

Net cash inflow from operating activities		5,007	4,019

Cash flows from investing activities
Acquisition of investments		-	(4)
Purchases of intangible assets		(207)	(179)
Purchases of property, plant and equipment		(3,076)	(2,944)
Disposals of property, plant and equipment		9	4
Dividends received from joint ventures		79	38
Interest received		37	35
Net movements in short-term financial investments		1,157	1,720

Net cash flow used in investing activities		(2,001)	(1,330)

Cash flows from financing activities
Purchase of treasury shares		(338)	-
Proceeds from issue of treasury shares		23	14
Purchase of own shares		(7)	(5)
Proceeds received from loans		1,534	1,134
Repayments of loans		(2,839)	(2,192)
Net movements in short-term borrowings and derivatives		623	37
Interest paid		(826)	(901)
Exceptional finance costs on the redemption of debt		(152)	-
Dividends paid to shareholders		(1,271)	(1,059)

Net cash flow used in financing activities		(3,253)	(2,972)

Net decrease in cash and cash equivalents	8	(247)	(283)
Exchange movements		24	(26)
Net cash and cash equivalents at start of year		339	648

Net cash and cash equivalents at end of year[1]		116	339

1. Net of bank overdrafts of £3m (2014: £15m).

National Grid	2014/15 Full Year Results Statement

Notes

1. Basis of preparation and new accounting standards, interpretations and amendments

The full year financial information contained in this announcement, which does not constitute statutory accounts as defined in Section 434 of the Companies Act 2006, has been derived from the statutory accounts for the year ended 31 March 2015, which will be filed with the Registrar of Companies in due course. Statutory accounts for the year ended 31 March 2014 have been filed with the Registrar of Companies. The auditors’ report on each of these statutory accounts was unqualified and did not contain a statement under Section 498 of the Companies Act 2006.

The full year financial information has been prepared in accordance with the accounting policies applicable for the year ended 31 March 2015 and are consistent with those applied in the preparation of our accounts for the year ended 31 March 2014.

The following standards, interpretations and amendments, issued by the IASB and by the IFRS Interpretations Committee (IFRIC), are effective for the year ended 31 March 2015. None of the pronouncements had a material impact on the Company’s consolidated results or assets and liabilities for the year ended 31 March 2015.

•	IFRIC 21 ‘Levies’;
•	Amendments to IAS 32 ‘Financial Instruments: Presentation’ in respect of offsetting financial assets and liabilities;
•	Amendments to IFRS 10 ‘Consolidated Financial Statements’, IFRS 12 ‘Disclosure of Interests in Other Entities’ and IAS 27 ‘Separate Financial Statements’ in respect of investment entities;
•	Amendments to IAS 36 ‘Impairment of Assets’ in respect of recoverable amount disclosures for non-financial assets; and
•	Amendments to IAS 39 ‘Financial Instruments: Recognition and Measurement’ in respect of novation of derivatives and continuation of hedge accounting.

Date of approval

This announcement was approved by the Board of Directors on 20 May 2015.

National Grid	2014/15 Full Year Results Statement

2. Segmental analysis

We present revenue and the results of the business analysed by operating segment, based on the information the Board of Directors uses internally for the purposes of evaluating the performance of operating segments and determining resource allocation between operating segments. The Board is National Grid’s chief operating decision-making body (as defined by IFRS 8 ‘Operating segments’) and assesses the performance of operations principally on the basis of operating profit before exceptional items and remeasurements (see note 3).

There have been no changes to our reporting structure during the year ended 31 March 2015.

The following table describes the main activities for each operating segment:

UK Electricity Transmission	High voltage electricity transmission networks in Great Britain.
UK Gas Transmission	The gas transmission network in Great Britain and UK liquefied natural gas (LNG) storage activities.
UK Gas Distribution	Four of the eight regional networks of Great Britain’s gas distribution system.
US Regulated	Gas distribution networks, electricity distribution networks and high voltage electricity transmission networks in New York and New England and electricity generation facilities in New York.

Other activities primarily relate to non-regulated businesses and other commercial operations not included within the above segments, including: the Great Britain-France electricity interconnector; UK based gas metering activities; UK property management; a UK LNG import terminal; US LNG operations; US unregulated transmission pipelines; together with corporate activities.

Sales between operating segments are priced considering the regulatory and legal requirements to which the businesses are subject. The analysis of revenue by geographical area is on the basis of destination. There are no material sales between the UK and US geographical areas.

(a)    Revenue

	2015 £m	2014 £m
Operating segments:
UK Electricity Transmission	3,754	3,387
UK Gas Transmission	1,022	941
UK Gas Distribution	1,867	1,898
US Regulated	7,986	8,040
Other activities	762	736
Sales between segments	(190)	(193)

	15,201	14,809
Geographical areas
UK	7,191	6,759
US	8,010	8,050

	15,201	14,809

National Grid	2014/15 Full Year Results Statement

2.  Segmental analysis continued

(b)   Operating profit

	Before exceptional items and remeasurements		After exceptional items and remeasurements
	2015	2014	2015	2014
	£m	£m	£m	£m
Operating segments:
UK Electricity Transmission	1,237	1,087	1,237	1,027
UK Gas Transmission	437	417	437	406
UK Gas Distribution	826	904	826	780
US Regulated	1,164	1,125	1,081	1,388
Other activities	199	131	199	134

	3,863	3,664	3,780	3,735
Geographical areas:
UK	2,820	2,723	2,820	2,531
US	1,043	941	960	1,204

	3,863	3,664	3,780	3,735

Reconciliation to profit before tax:
Operating profit	3,863	3,664	3,780	3,735
Finance income	36	36	36	36
Finance costs	(1,069)	(1,144)	(1,234)	(1,051)
Share of post-tax results of joint ventures and associates	46	28	46	28

Profit before tax	2,876	2,584	2,628	2,748

National Grid	2014/15 Full Year Results Statement

3. Exceptional items and remeasurements

Exceptional items and remeasurements are items of income and expenditure that, in the judgment of management, should be disclosed separately on the basis that they are important to an understanding of our financial performance and significantly distort the comparability of financial performance between periods. Remeasurements comprise gains or losses recorded in the income statement arising from changes in the fair value of commodity contracts and of derivative financial instruments to the extent that hedge accounting is not achieved or is not effective.

	2015 £m	2014 £m

Included within operating profit:
Exceptional items:
Restructuring costs[1]	-	(136)
Gas holder demolition costs[2]	-	(79)
LIPA MSA transition[3]	-	254
Other[4]	-	16
	-	55
Remeasurements – commodity contracts[5]	(83)	16

	(83)	71

Included within finance costs:
Exceptional items:
Debt redemption costs[6]	(131)	-
Remeasurements:
Net (losses)/gains on derivative financial instruments[7]	(34)	93

	(165)	93

Total included within profit before tax	(248)	164

Included within tax:
Exceptional credits/(charges) arising on items not included in profit before tax:
Deferred tax credit arising on the reduction in the UK corporation tax rate[8]	6	398
Deferred tax charge arising from an increase in US state income tax rates[9]	-	(8)
Tax on exceptional items	28	(57)
Tax on remeasurements[5,7]	44	(36)

	78	297

Total exceptional items and remeasurements after tax	(170)	461

Analysis of total exceptional items and remeasurements after tax:
Exceptional items after tax	(97)	388
Remeasurements after tax	(73)	73

Total	(170)	461

National Grid	2014/15 Full Year Results Statement

3. Exceptional items and remeasurements continued

1.	No exceptional restructuring costs have been incurred in the year ended 31 March 2015. Restructuring costs for 2014 included: costs related to the continued restructuring of our UK operations in preparedness to deliver RIIO, other transformation-related initiatives in the UK and US and an associated software impairment for licences that will no longer be used.

2.	No further provision (2014: £79m) has been made for the demolition of non-operational gas holders in the UK.

3.	For the year ended 31 March 2014, a net gain of £254m was recognised. This included a pension curtailment and settlement (£214m) for employees who transferred to a new employer following the cessation of the Management Services Agreement (MSA) with the Long Island Power Authority (LIPA) on 31 December 2013. There was also a gain of £142m following the extinguishment of debt obligations of £98m and a £56m cash payment received, in compensation for the Company forgiving an historical pension receivable and carrying charges. These gains were offset by transition costs and other provisions incurred to effect the transition.

4.	During the year ended 31 March 2014, £16m was received following the sale to a third party of a settlement award which arose as a result of a legal ruling in 2008.

5.	Remeasurements – commodity contracts represent mark-to-market movements on certain physical and financial commodity contract obligations in the US. These contracts primarily relate to the forward purchase of energy for supply to customers, or to the economic hedging thereof, that are required to be measured at fair value and that do not qualify for hedge accounting. Under the existing rate plans in the US, commodity costs are recoverable from customers although the timing of recovery may differ from the pattern of costs incurred.

6.	Represents costs arising from a liability management programme. We have reviewed and restructured the Group debt portfolio following the commencement of the RIIO price controls in 2013 and the slow down in our planned short term UK capital investment programme as the industry assesses the impact of EMR. This resulted in a bond repurchase programme with a notional value of £924m.

7.	Remeasurements – net (losses)/gains on derivative financial instruments comprise (losses)/gains arising on derivative financial instruments reported in the income statement. These exclude gains and losses for which hedge accounting has been effective, which have been recognised directly in other comprehensive income or which are offset by adjustments to the carrying value of debt. The tax charge in the year includes a credit of £1m (2014: £nil) in respect of prior years.

8.	The Finance Act 2013 enacted reductions in the UK corporation tax rate from 23% to 21% from 1 April 2014, and from 21% to 20% from 1 April 2015. These reductions have resulted in decreases to UK deferred tax liabilities in these periods.

9.	The exceptional tax charge in the prior year arose from a net increase in US state income tax rates. Effective from 1 April 2014, the state income tax rate for Massachusetts regulated utilities increased from 6.5% to 8% and, effective from 1 April 2016, the state income tax rate for New York will decrease from 7.1% to 6.5%.

National Grid	2014/15 Full Year Results Statement

4. Finance income and costs

	2015	2014
	£m	£m

Finance income	36	36

Finance costs
Net interest on pension and other post-retirement benefit obligations	(101)	(128)
Interest expense on financial instruments	(981)	(1,091)
Unwinding of discounts on provisions	(73)	(73)
Less: interest capitalised[1]	86	148

Finance costs before exceptional items and remeasurements	(1,069)	(1,144)

Exceptional items:
Debt redemption costs	(131)	-
Remeasurements:
Net (losses)/gains on derivative financial instruments[2,3]	(34)	93

Exceptional items and remeasurements included within finance costs	(165)	93

Finance costs	(1,234)	(1,051)

Net finance costs	(1,198)	(1,015)

1.	Interest on funding attributable to assets in the course of construction in the current year was capitalised at a rate of 3.8% (2014: 4.5%). In the UK, capitalised interest qualifies for a current year tax deduction with tax relief claimed of £24m (2014: £32m). In the US, capitalised interest is added to the cost of plant and qualifies for tax depreciation allowances.
2.	Includes a net foreign exchange gain on financing activities of £636m (2014: £268m) offset by foreign exchange gains and losses on derivative financial instruments measured at fair value.
3.	Includes a net gain on instruments designated as fair value hedges of £219m (2014: £183m loss) offset by a net loss of £162m (2014: £205m gain) arising from fair value adjustments to the carrying value of debt.

National Grid	2014/15 Full Year Results Statement

5. Tax

	2015 £m	2014 £m

Tax before exceptional items and remeasurements	695	581

Exceptional tax on items not included in profit before tax (note 3)	(6)	(390)
Tax on other exceptional items and remeasurements	(72)	93

Tax on total exceptional items and remeasurements (note 3)	(78)	(297)

Total tax charge	617	284

Tax as a percentage of profit before tax	%	%

Before exceptional items and remeasurements	24.2	22.5
After exceptional items and remeasurements	23.5	10.3

The tax charge for the year can be analysed as follows:
	£m	£m

Current tax
UK corporation tax at 21% (2014: 23%)	309	355
UK corporation tax adjustment in respect of prior years	(2)	(9)
Overseas corporation tax	51	54
Overseas corporation tax adjustment in respect of prior years	(62)	(88)

Total current tax	296	312

Deferred tax
UK deferred tax	123	(292)
UK deferred tax adjustment in respect of prior years	7	(3)
Overseas deferred tax	138	276
Overseas deferred tax adjustment in respect of prior years	53	(9)

Total deferred tax	321	(28)

Total tax charge	617	284

Adjustments in respect of prior years include the following amounts that relate to exceptional items and remeasurements: £1m credit (2014: £nil).

National Grid	2014/15 Full Year Results Statement

6. Earnings per share

Adjusted earnings per share, excluding exceptional items and remeasurements, are provided to reflect the business performance subtotals used by the Company. For further details of exceptional items and remeasurements, see note 3.

(a) Basic earnings per share

	Earnings 2015	Earnings per share 2015	Earnings 2014	Earnings per share 2014
	£m	pence	£m	pence

Adjusted earnings	2,189	58.1	2,015	53.5
Exceptional items after tax	(97)	(2.6)	388	10.3
Remeasurements after tax	(73)	(1.9)	73	1.9

Earnings	2,019	53.6	2,476	65.7

		2015 millions		2014 millions

Weighted average number of shares – basic[1]		3,766		3,766
1. Comparative amounts have been restated to reflect the impact of additional shares issued as scrip dividends. (b) Diluted earnings per share
	Earnings 2015	Earnings per share 2015	Earnings 2014	Earnings per share 2014
	£m	pence	£m	pence

Adjusted earnings	2,189	57.9	2,015	53.2
Exceptional items after tax	(97)	(2.6)	388	10.3
Remeasurements after tax	(73)	(1.9)	73	1.9

Earnings	2,019	53.4	2,476	65.4

		2015 millions		2014 millions

Weighted average number of shares – diluted[1]		3,783		3,785
1. Comparative amounts have been restated to reflect the impact of additional shares issued as scrip dividends.

National Grid	2014/15 Full Year Results Statement

7. Dividends

	2015			2014
	Pence per share	Cash dividend paid £m	Scrip dividend £m	Pence per share	Cash dividend paid £m	Scrip dividend £m

Interim dividend in respect of current year	14.71	531	26	14.49	539	-
Final dividend in respect of prior year	27.54	740	289	26.36	520	444

	42.25	1,271	315	40.85	1,059	444

The Directors are proposing a final dividend for the year ended 31 March 2015 of 28.16p per share that will absorb approximately £1,054m of shareholders’ equity (assuming all amounts are settled in cash). It will be paid on 5 August 2015 to shareholders who are on the register of members at 5 June 2015 and a scrip dividend will be offered as an alternative, subject to shareholders’ approval at the Annual General Meeting.

8. Reconciliation of net cash flow to movement in net debt

	2015 £m	2014 £m

Decrease in cash and cash equivalents	(247)	(283)
Decrease in financial investments	(1,157)	(1,720)
Increase in borrowings and related derivatives	682	1,021
Net interest paid on the components of net debt[1]	925	841

Change in net debt resulting from cash flows	203	(141)
Changes in fair value of financial assets and liabilities and exchange movements	(1,777)	1,360
Net interest charge on the components of net debt[1]	(1,068)	(1,053)
Extinguishment of debt resulting from LIPA MSA transition (note 3)	-	98
Other non-cash movements	(83)	(25)

Movement in net debt (net of related derivative financial instruments) in the year	(2,725)	239
Net debt (net of related derivative financial instruments) at start of year	(21,190)	(21,429)

Net debt (net of related derivative financial instruments) at end of year	(23,915)	(21,190)

1. An exceptional expense of £131m (2014: £nil) is included in net interest charge on the components of net debt and an exceptional cash outflow of £152m (2014: £nil) is included in net interest paid on the components of net debt.

National Grid	2014/15 Full Year Results Statement

9. Net debt

	2015 £m	2014 £m

Cash and cash equivalents	119	354
Bank overdrafts	(3)	(15)

Net cash and cash equivalents	116	339
Financial investments	2,559	3,599
Borrowings (excluding bank overdrafts)	(25,907)	(25,935)
Net debt related derivative financial assets	1,716	1,970
Net debt related derivative financial liabilities	(2,399)	(1,163)

Net debt (net of related derivative financial instruments)	(23,915)	(21,190)

10. Commitments and contingencies

	2015 £m	2014 £m

Future capital expenditure contracted for but not provided	2,360	2,624
Operating lease commitments	627	630
Energy purchase commitments	4,338	3,537
Guarantees and letters of credit (a)	1,297	1,252
(a) Guarantees and letters of credit
	2015 £m	2014 £m

Guarantee of sublease for US property (expires 2040)	236	232
Guarantees of certain obligations of Grain LNG Import Terminal (expire up to 2028)	151	155
Guarantee of certain obligations for construction of HVDC West Coast Link (expected expiry 2016)	555	594
Other guarantees and letters of credit (various expiry dates)	355	271

	1,297	1,252

(b) Litigation and claims

Through the ordinary course of the Group’s operations, we are party to various litigations, claims and investigations. We do not expect the ultimate resolution of any of these proceedings to have a material adverse effect on our results of operations, cash flows or financial position.

National Grid	2014/15 Full Year Results Statement

11. Exchange rates

The consolidated results are affected by the exchange rates used to translate the results of our US operations and US dollar transactions. The US dollar to pound sterling exchange rates used were:

	2015	2014

Closing rate applied at year end	1.49	1.67
Average rate applied for the year	1.58	1.62

12. Related party transactions

The following significant transactions with related parties were in the normal course of business. Amounts receivable from and payable to related parties are due on normal commercial terms:

	2015	2014
	£m	£m

Sales: Goods and services supplied to a pension plan and joint ventures	52	15
Purchases: Goods and services received from joint ventures and associates[1]	120	128

Receivable from a pension plan and joint ventures	4	3
Payable to joint ventures and associates	6	5

Dividends received from joint venture and associates[2]	79	38

1.	During the year the Company received goods and services from a number of joint ventures and associates, including Iroquois Gas Transmission System, L.P. of £24m (2014: £30m), Millennium Pipeline Company, LLC of £26m (2014: £31m) for the transportation of gas in the US and NGET/SPT Upgrades Limited of £68m (2014: £67m) for the construction of a transmission link in the UK.
2.	Dividends were received from BritNed Development Limited of £49m (2014: £17m), Iroquois Gas Transmission System, L.P. of £14m (2014: £11m) and Millennium Pipeline Company, LLC of £16m (2014: £10m).